SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 23, 2007

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        ___ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        ___ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ___ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

FINANCIAL STATEMENTS AS OF
MARCH 31, 2007

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 - City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:	Under No. 1,154 - By-laws book No. 2, Fo. 75, dated March 8, 1967.

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY):	Under No. 9,777 - Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

TABLE OF CONTENTS

•	Limited review report on interim-period financial statements	2

•	Balance sheets	6

•	Statements of income	10

•	Statements of changes in shareholders’ equity	12

•	Statements of cash flows	13

•	Notes to the financial statements	14

•	Exhibits A through L, N and O	52

•	Consolidated balance sheets	69

•	Consolidated statements of income	73

•	Consolidated statements of cash flows	75

•	Consolidated statements of debtors by situation	76

•	Notes to the consolidated financial statements with subsidiaries	78

•	Exhibit I to the consolidated financial statements with subsidiaries	106

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English - Originally issued in Spanish
See Note 21 to the Financial Statements

To the directors of
BANCO MACRO S.A.
Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. (former Banco Macro Bansud S.A.) as of March 31, 2007, and the related statements of income, changes in shareholders’ equity, and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of March 31, 2007, and the related consolidated statements of income, and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of Bank’s Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the Central Bank of Argentina applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. We believe that our review and the other auditors’ report mentioned in the third paragraph provide a reasonable basis for our representation included in the sixth paragraph.

3.
Banco Macro S.A. has a direct equity interest of 77% in the capital stock and an indirect equity interest (through Nuevo Banco Suquía S.A.) of 23% in the capital stock in the subsidiary Nuevo Banco Bisel S.A. The financial statements of such subsidiary as of March 31, 2007, were used to value the equity interest held therein in BANCO MACRO S.A’s financial statements by the equity method and were also included in BANCO MACRO S.A.’s consolidated financial statements with its subsidiaries as of that date. Such financial statements were reviewed by other auditors, whose report was furnished to us, and our representation included in the sixth paragraph, as regards the figures included for this subsidiary, is based on the other auditors’ report. In the other auditors’ report referred to above, they included an exception to the application of the professional accounting standards in Argentina because such subsidiary prepared its financial statements as of March 31, 2007, in accordance with Central Bank accounting standards, which differ from those professional accounting standards in Argentina.

This interest represents in BANCO MACRO S.A.’s financial statements investments of thousands of Ps. 951,129 as of March 31, 2007, and net income of thousands of Ps. 39,586 included in the income from long-term investments in subsidiaries for the three-month period then ended. In addition, Nuevo Banco Bisel S.A.’s assets and financial income for the same period represent 17.7% and 20.1% of the respective consolidated totals of BANCO MACRO S.A. and its subsidiaries.

4.
As described in note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the Central Bank of Argentina, which differ from the professional accounting standards in Argentina in certain valuation and disclosure aspects described in the abovementioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

5.
As further explained in Note 21, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the Central Bank of Argentina but may not conform with the accounting principles generally accepted in other countries.

6.
Based on our review and on the report of the other auditors mentioned in the third paragraph, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above for them to be presented in accordance with accounting standards established by the Central Bank of Argentina and, except for the effect of what is mentioned in the fourth paragraph, with professional accounting standards in Argentina.

7.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, and the statements of income, changes in shareholders’ equity, and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2006, which were presented for comparative purposes, we report that:

a)
On February 27, 2007, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2006, which, based on our audit and on the report issued by the other auditors on the subsidiary Nuevo Banco Bisel S.A.'s financial statements as of the same closing date, included a qualified opinion due to differences between the application of the Central Bank of Argentina accounting standards and the professional accounting standards effective in Argentina. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2006.

b)
On May 11, 2006, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2006, which included qualifications for differences between the Central Bank of Argentina accounting standards and the professional accounting standards effective in Argentina.

8.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal aspects, pursuant to current legal requirements and Central Bank of Argentina regulations.

c)
As of March 31, 2007, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 3,657,902, none of which was due as of that date.

City of Buenos Aires,
May 10, 2007
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NORBERTO M. NACUZZI
Partner Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Vol. 196 - Fo. 142

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

		03/31/2007	12/31/2006
ASSETS

A.	CASH
	Cash on hand	280,098	280,437
	Due from banks and correspondents	665,207	1,098,628
		945,305	1,379,065

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings for trading or financial intermediation	218,494	221,847
	Instruments issued by the Central Bank of Argentina	1,799,567	1,037,405
	Investments in listed private securities	496	1,049
		2,018,557	1,260,301

C.	LOANS(Exhibits B, C and D)
	To the non-financial government sector	370,939	360,263
	To the financial sector	334,057	160,681
	To the non-financial private sector and foreign residents
	Overdrafts	624,870	567,614
	Documents	244,755	232,255
	Mortgage loans	165,765	159,126
	Pledged loans	62,240	65,852
	Personal loans	1,101,453	914,491
	Credit cards	242,509	220,016
	Other (Note 6.1)	781,211	658,110
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	38,641	35,690
	less: Unearned discount	(7,051)	(6,027)
	less: Allowances (Exhibit J)	(128,170)	(124,146)
		3,831,219	3,243,925

Jorge H. Brito
Chairperson

		03/31/2007	12/31/2006
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	78,922	58,026
	Amounts receivable from spot and forward sales pending settlement	869,074	438,780
	Securities and foreign currency receivable from spot and forward purchases pending settlement 279,727	435,551
	Unlisted corporate bonds (Exhibits B, C and D)	763	934
	Receivables from forward transactions without delivery of underlying asset		110
	Other receivables not covered by debtors classification standards (Note 6.2)	420,963	306,129
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	23,487	20,684
	less: Allowances (Exhibit J)	(3,148)	(2,661)
		1,669,788	1,257,553

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Exhibits B, C and D)	134,321	123,461
	less: Allowances (Exhibit J)	(1,968)	(1,611)
		132,353	121,850

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,680,876	1,534,837
	Other	26,241	24,197
	less: Negative goodwill	(483)	(483)
	less: Allowances (Exhibit J)	(1,016)	(1,016)
		1,705,618	1,557,535

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	14,613	16,008
	Minimum presumed income tax - Tax Credit		24,372
	Other (Note 6.3)	110,949	97,176
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D) 19	50
	Other accrued interest and adjustments receivable	62	66
	less: Allowances (Exhibit J)	(14,434)	(14,647)
		111,209	123,025

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	203,994	201,621

I.	OTHER ASSETS (Exhibit F)	151,245	153,838

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	64,675	66,607
	Organization and development costs	86,368	84,134
		151,043	150,741

K.	ITEMS PENDING ALLOCATION	400	737
TOTAL ASSETS		10,920,731	9,450,191

Jorge H. Brito
Chairperson

		03/31/2007	12/31/2006
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	876,396	938,949
	From the financial sector	2,624	1,394
	From the non-financial private sector and foreign residents
	Checking accounts	838,388	688,744
	Savings accounts	1,180,300	1,240,913
	Time deposits	2,663,093	2,155,980
	Investment accounts	16,447	18,751
	Other (Note 6.4)	131,827	134,290
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	21,363	19,699
		5,730,438	5,198,720

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	829	778
	Banks and international Institutions (Exhibit I)	159,200	173,177
	Non-subordinated Corporate Bonds (Exhibit I)	465,105
	Amounts payable for spot and forward purchases pending settlement	221,611	332,755
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	997,134	529,546
	Financing received from Argentine financial Institutions (Exhibit I)	42,272	47,674
	Other (Note 6.5. and Exhibit I)	153,382	140,853
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	29,804	25,841
		2,069,337	1,250,624

N.	OTHER LIABILITIES
	Other (Note 6.6.)	104,705	125,210
		104,705	125,210

O.	PROVISIONS (Exhibit J)	51,366	52,311

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	526,331	507,844

Q.	ITEMS PENDING ALLOCATION	402	505

TOTAL LIABILITIES		8,482,579	7,135,214

SHAREHOLDERS' EQUITY (As per related statement)		2,438,152	2,314,977

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		10,920,731	9,450,191

Jorge H. Brito
Chairperson

	03/31/2007	12/31/2006
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	6,660,313	5,386,973
Contingent	1,345,413	1,265,431
Guarantees received	995,263	956,164
Other not covered by debtors classification standards	3,515	3,450
Contingent debit-balance contra accounts	346,635	305,817
Control	4,360,569	3,651,855
Receivables classified as irrecoverable	421,674	425,875
Other (Note 6.7.)	3,882,715	3,184,787
Control debit-balance contra accounts	56,180	41,193
Derivatives	954,331	469,687
Notional value of call options taken	119,345	119,345
Notional value of put options taken	33,923	50,649
Notional value of forward transactions without delivery of underlying asset	518,389
Derivatives debit-balance contra accounts	282,674	299,693

CREDIT-BALANCE ACCOUNTS	6,660,313	5,386,973
Contingent	1,345,413	1,265,431
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	167,020	182,927
Other guarantees provided not covered by debtors classification standards	43,649	43,289
Other covered by debtors classification standards (Exhibits B, C and D)	135,966	79,601
Contingent credit-balance contra accounts	998,778	959,614
Control	4,360,569	3,651,855
Checks to be credited	56,180	41,193
Control credit-balance contra accounts	4,304,389	3,610,662
Derivatives	954,331	469,687
Notional value of call options sold	21,808	50,612
Notional value of put options sold	222,112	221,505
Notional value of forward transactions without delivery of underlying asset	38,754	27,576
Derivatives credit-balance contra account	671,657	169,994

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007	03/31/2006

A. FINANCIAL INCOME
Interest on cash and due from banks	2,277
Interest on loans to the financial sector	5,325	1,074
Interest on overdrafts	20,259	9,222
Interest on documents	6,009	4,927
Interest on mortgage loans	5,432	3,794
Interest on pledged loans	2,711	2,678
Interest on credit card loans	6,629	3,824
Interest on other loans	67,193	34,765
Interest on other receivables from financial intermediation	2,420	3,820
Income from government and private securities, net (Note 6.8.)	47,158	20,223
Income from guaranteed loans - Presidential Decree No. 1,387/01	4,126	4,269
CER (Benchmark Stabilization Coefficient) adjustment	10,449	16,852
CVS (Salary Variation Coefficient) adjustment	248	167
Other (Note 6.9)	23,834	14,301
	204,070	119,916

B. FINANCIAL EXPENSE
Interest on checking accounts	4,077	344
Interest on savings accounts	1,052	1,230
Interest on time deposits	50,262	22,797
Interest on financing from the financial sector	146	122
Interest on other liabilities from financial intermediation	9,773	3,675
Interest on subordinated bonds	13,731	209
Other interest	717	1,534
Net loss from options		249
CER adjustment	2,172	10,396
Other (Note 6.10)	13,229	9,246
	95,159	49,802

GROSS INTERMEDIATION MARGIN - GAIN	108,911	70,114

C. PROVISION FOR LOAN LOSSES	7,373	4,107

D. SERVICE-CHARGE INCOME
Related to lending transactions	6,150	4,472
Related to deposits	43,570	33,368
Other fees	3,150	2,710
Other (Note 6.11)	17,670	13,268
	70,540	53,818

Jorge H. Brito
Chairperson

	03/31/2007	03/31/2006

E. SERVICE-CHARGE EXPENSE
Fees	3,672	2,346
Other (Note 6.12)	12,837	6,935
	16,509	9,281

F. ADMINISTRATIVE EXPENSES
Personnel expenses	59,881	47,721
Directors' and statutory auditors' fees	1,519	1,080
Other professional fees	5,937	6,371
Advertising and publicity	7,295	4,240
Taxes	1,111	1,941
Other operating expenses (Note 6.13.)	26,795	20,529
Other	3,373	2,948
	105,911	84,830

NET INCOME FROM FINANCIAL INTERMEDIATION	49,658	25,714

G. OTHER INCOME
Income from long-term investments	100,144	50,714
Penalty interest	556	456
Recovered loans and allowances reversed	6,898	22,837
CER adjustments	100	248
Other (Note 6.14)	2,205	9,551
	109,903	83,806

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	9	9
Charges for other receivables uncollectibility and other allowances	782	4,728
Amortization of differences from amparos	4,130	3,769
Other (Note 6.15)	18,465	20,119
	23,386	28,625

NET INCOME BEFORE INCOME TAX	136,175	80,895

I. INCOME TAX (Note 4.)	13,000	8,000

NET INCOME FOR THE PERIOD	123,175	72,895

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007							03/31/2006
			Adjustments
	Capital	Stock issuance	to Shareholders'	Earnings reserved		Unappropriated
Changes	stock	premium	equity	Legal	Voluntary	earnings (2)	Total	Total
Balances at the beginning of the fiscal year	683,943	394,500	4,511	297,845	211	933,967	2,314,977	1,489,574

Share subscription approved by Shareholders’ Meeting held on September 26, 2005 (1)								469,500

Net income for the period						123,175	123,175	72,895

Balances at the end of period	683,943	394,500	4,511	297,845	211	1,057,142	2,438,152	2,031,969

(1) See Note 9.

(2) See Note 19.

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007	03/31/2006

CHANGES IN CASH

Cash and cash equivalents at the beginning of the fiscal year	1,379,065	684,080
(Decrease) / Increase in cash and cash equivalents	(433,760)	579,396
Cash and cash equivalents at the end of the period	945,305	1,263,476

CAUSES OF CHANGES IN CASH
Cash provided by operations
Financial income collected	198,812	126,249
Service-charge income collected	70,000	54,078
Financial expense paid	(73,102)	(69,874)
Service-charge expense paid	(16,896)	(9,265)
Administrative expenses paid	(101,938)	(80,047)
Net cash provided by operating activities	76,876	21,141

Other sources of cash
Net decrease in government and private securities		788,696
Net decrease in other receivables from financial intermediation		89,242
Net increase in deposits	527,245
Net increase in other liabilities from financial intermediation (1)	815,138
Increase in other liabilities, net		2,417
Capital increase		465,680
Other sources of cash	7,255	13,789
Subtotal	1,349,638	1,359,824
Total sources of cash	1,426,514	1,380,965

Uses of cash
Net increase in government and private securities	758,256
Net increase in loans	579,728	172,014
Net increase in other receivables from financial intermediation	405,244
Net increase in other assets (2)	101,274	27,671
Net decrease in Deposits		422,348
Net decrease in other liabilities from financial intermediation		157,254
Decrease in other liabilities, net	1,087
Other uses of cash	14,685	22,282
Total uses of cash	1,860,274	801,569
(Decrease) / Increase in cash and cash equivalents	(433,760)	579,396

(1) Including the effect deriving from the issuance of Non-subordinated Corporate Bonds mentioned in note 10.c.2).

(2) Including the effect deriving from the subscription of the capital increase of Banco del Tucumán S.A. mentioned in note 2.5.

Note: The accompanying notes 1 through 21 and exhibits A through L, N and O are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

1. BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s target market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, when it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the merger between Banco Macro S.A. and Banco Bansud S.A. was authorized by the Central Bank of Argentina, and the Bank´s name was changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA” (see additionally note 2.8.).

Since March 24, 2006, Banco Macro Bansud S.A.’s stock is listed on the New York Stock Exchange.

On April 28, 2006, Banco Macro Bansud S.A.’s General Regular and Special Shareholders’ Meeting approved the amendment to the Bank´s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations´ regulatory agency) occurred in August 2006. Therefore, we will refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A. (see note 2.5); (ii) 100% (77% directly and 23% indirectly through Nuevo Banco Suquía S.A.) of the common shares of Nuevo Banco Bisel S.A. (see note 2.6); and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 2.7).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including Nuevo Banco Suquía S.A., Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Sud Bank & Trust Corporate Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa (formerly Sud Valores S.A. Sociedad de Bolsa), Sud Inversiones & Análisis S.A., Macro Fondos S.G.F.C.I. S.A. (formerly Sud Valores S.G.F.C.I. S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

BANK OPERATIONS

2.1. Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, the Bank and the Misiones Provincial Government entered into a special-relationship extension agreement, whereby the effective term of the agreement was extended through December 31, 2019, and the prices of the services to be rendered over such effective period were set.

As of March 31, 2007 and December 31, 2006, the deposits of the Misiones Provincial Government amounted to 243,066 and 279,507 (including 31,216 and 29,516 related to court deposits), respectively.

2.2. Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, the Salta Province Ministry of Treasury and Public Works approved an addenda which extended the term of this special-relationship agreement, and its exhibits, extension and additional agreements for the term of ten years as from March 1, 2006 and expiring on March 1, 2016.

As of March 31, 2007 and December 31, 2006, the deposits of the Salta Provincial Government amounted to 392,341 and 288,432 (including 51,925 and 53,876 related to court deposits), respectively.

2.3. Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such special-relationship agreement was extended through November 4, 2014.

As of March 31, 2007 and December 31, 2006, the deposits of the Jujuy Provincial Government amounted to 178,362 and 284,064 (including 32,287 and 32,179 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

2.4. Uniones Transitorias de Empresas (joint ventures)

a) Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. (in which each holds a 50% equity interest), whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of March 31, 2007, and December 31, 2006, the net assets of such joint venture recorded in the Bank’s financial statements through the equity method amounted to 2,576 and 3,515, respectively.

Also, as of March 31, 2007, the net income related to the Bank’s interest in such joint venture amounted to 0, whereas as of March 31, 2007, it carried a loss in the amount of 9.

b) Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A - Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of March 31, 2007, and December 31, 2006, the net assets of such joint venture recorded in the Bank’s financial statements using the equity method amounted to 1,153 and 1,150, respectively.

Also, as of March 31, 2007, the net income recorded for the Bank’s interest in such joint venture amounted to 0, whereas as of March 31, 2007, it carried a loss in the amount of 9.

2.5. Banco del Tucumán S.A.

In line with its strategy to increase its market position in the interior of Argentina, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

In this regard, on May 5, 2006, the Bank perfected the acquisition of 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered in the ten years following the date of the abovementioned agreement related to consumer loan portfolio currently fully provisioned. As of the date of acquisition, such liabilities amounted to about 1,662. Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill will be amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668. Thus, the total equity interest as of December 31, 2006, amounted to 79.84%.

As of March 31, 2007 and December 31, 2006, the positive goodwill resulting from such acquisition was booked under “Intangible assets” in the amount of 16,592 and 17,048, respectively (net of amortizations for 1,650 and 1,194, respectively).

On November 28, 2006, the general regular and special Shareholders' Meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171.

In January 2007, Banco Macro S.A. subscribed the total increase and, therefore, as of the date of issuance of these financial statements, the Bank's total equity interest increased to 89.92%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel de Tucumán.

2.6. Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers) and Banco Macro S.A. and Nuevo Banco Suquía S.A. (buyers) signed a stock purchase agreement, whereby the buyers acquired 77% and 23%, respectively, of the voting common shares in Nuevo Banco Bisel S.A. representing the same percentages of voting rights. It should be noted that Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to an mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares. These shares are owned by SEDESA (see note 11.b)).

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the Bank and Nuevo Banco Suquía S.A.; or (ii) the payment by the two of them of a capital increase in the amount of 830,000 (639,100 and 190,900, respectively), under the terms of the agreement signed on May 9, 2006.

On August 11, 2006, the Bank and Nuevo Banco Suquía S.A. paid in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking control of such bank as from such date.

As of the date of acquisition of Nuevo Banco Bisel S.A., assets and liabilities amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

As a result of the acquisition, the Bank and its subsidiary, Nuevo Banco Suquía S.A., booked a total positive goodwill, included in the consolidated financial statements, amounting to 66,042 (50,852 and 15,190, respectively), which arises from the difference between the total price paid (19,509) for the total shares of common stock (92.73% of the total capital stock) and the negative shareholders’ equity of such bank as of the acquisition date (-46,533), after deducting SEDESA’s preferred shares and the preferred dividend accrued as of such date (66,643). Such positive goodwill will be amortized in ten years pursuant to Central Bank rules.

As of March 31, 2007 and December 31, 2006, such positive goodwill booked under “Intangible assets” of the stand-alone financial statements of Banco Macro S.A., amounted to 47,462 and 48,734, respectively (net of amortizations for 3,390 and 2,119, respectively). At consolidated level, such figures amount to 61,639 and 63,290, respectively (net of amortizations for 4,403 and 2,752, respectively).

Additionally, the Bank and Nuevo Banco Suquía S.A., and SEDESA entered into the call and put options agreement described in note 11.b).

On September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, following the same terms of the opinion issued by the Federal Anti-Trust Board on August 11, 2006, authorized the Bank and Nuevo Banco Suquía S.A. to acquire 92.73% of the capital stock of Nuevo Banco Bisel S.A.

2.7. Red Innova Administradora de Fondos de Inversión S.A.

On September 13, 2006, the Bank acquired 51% of the capital stock and voting rights of a company based in Uruguay called Red Innova Administradora de Fondos de Inversión S.A. (Red Innova), paying 229.

On September 20, 2006, Red Innova obtained the authorization from the Central Bank of Uruguay to operate financial trusts.

On April 11, 2007, Red Innova Administradora de Fondos de Inversión S.A.'s Special Shareholders’ Meeting approved the amendment to the Company’s business name to “Macro Securities Uruguay Administradora de Fondos de Inversión S.A.”, the registration of which with the Central Bank of Uruguay is pending. As of the date of issuance of these financial statements, such agency had not issued its decision in this respect.

2.8. Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A have entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. will merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006. Such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006 and the shares exchange relationship are subject to approval by the Shareholders’ Meetings of both banks.

In this respect, the Board of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. called their respective Shareholders’ Meetings for June 4, 2007, with the aim of discussing the approval of the abovementioned documents.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, as of the date of issuance of these financial statements, the authorization of the merger processs is still pending before the Bank’s regulatory agencies.

The following table discloses a summary of the merged balance sheets of the banks as of December 31, 2006, excerpted from the consolidated balance sheet for merger purposes as of such date. Such information is presented to show to which values the results of operations would have amounted as of December 31, 2006, if both banks had operated on a consolidated basis and, therefore, it should not be understood that both banks operated or may have operated on such consolidated basis. In addition, such information is not required under professional accounting standards effective in Argentina, neither under Central Bank accounting standards, and is not intended to reflect Banco Macro S.A.'s current financial position as of the date of the merger or the date indicated therein, neither to project the Bank’s financial position for any future period whatsoever.

	Banco Macro S.A., (before the merger)	Nuevo Banco Suquía S.A. (bank merged)	Eliminations and adjustments	Banco Macro S.A., (after the merger).

Assets	9,450,191	3,701,554	(1,071,743)	12,080,002

Liabilities	7,135,214	2,970,844	(341,153)	9,764,905

Shareholders’ equity	2,314,977	730,710	(730,590)	2,315,097 (1)

Memorandum accounts	5,386,973	2,116,145	(3,070)	7,500,048

(1)
The exchange relationship has been estimated in 0.710726 shares of the Bank per share of Nuevo Banco Suquía S.A. Therefore, the minority shareholders of Nuevo Banco Suquía S.A. will be entitled to receive 0.710726 shares of the Bank for each share they hold in Nuevo Banco Suquía S.A.’s capital stock. Consequently, Banco Macro S.A. will increase its capital stock to 683,978,973.

3. SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, as well as the disclosure thereof, as of each date of accounting information filing.

The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1. Comparative information

As required by Central Bank Communiqué “A” 4,265, the balance sheet as of March 31, 2007, is presented comparatively with information as of last year-end, while the statements of income, changes in shareholders' equity and cash flows for the three-month period ended March 31, 2007, are presented comparatively with those for the same period of the prior fiscal year.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ (Argentine business associations regulatory agency) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003. The effects of the failure to recognize the changes in the peso purchasing power as from February 28, 2003 through September 30, 2003, were not significant in connection with the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of March 31, 2007, and December 31, 2006, were:

a) Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each period- and year-end, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income as of those dates.

b) Government and private securities:

They were valued at the quoted price of each security effective at the last business day of the period or fiscal year, respectively and, if applicable, net of the expenses estimated for their sale. Differences in quoted values were recorded in the income statement as of those dates.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented, Guaranteed loans Presidential Decree No. 1,387/01:

They were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911.

For purposes of determination of the present value, in the case of instruments in pesos which include indexation clauses the cash flows according to the contractual conditions fixed in each case for the financial assistance described above (contemplating, if applicable, the accumulated CER, benchmark stabilization coefficient, by month-end) were discounted at the interest rates that were established in the schedule included in point 2 of such communiqué. Such calculations were made following specific guidelines established in such communiqué.

In the case of instruments denominated in Argentine pesos and not comprising adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed Loans: as explained in note 3.3.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER until through period-end and year-end, as the case may be.

e.3)	Deposits and other assets and liabilities: The CER as of the last business day of the period and year-end, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of the period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

The amounts payable for spot and forward purchases pending settlement and the amounts receivable from spot and forward sales pending settlement were valued based on the prices agreed upon for each transaction, plus related premiums accrued through period- and year-end, respectively.

h.2)	Securities and foreign currency to be received from spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4,414, i.e. at their cost value increased exponentially by their internal rate of return.

ii.	Certificates of participation: they were valued at face value increased, as the case may be, by interest accrued and CER until the last business day of the period and fiscal year, respectively.

The values booked, net of the allowances recorded, do not exceed those arising from the shareholders’ equity of the respective trust’s financial statements, considering the Bank’s holdings.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

The amounts recorded in the Bank’s consolidated financial statements with its subsidiaries for certificates of participation and debt securities held in financial trusts, net of allowances, amounted to:

Financial trust	03/31/2007	12/31/2006

Certificates of participation:
Tucumán (a)	150,472	145,223
Luján (a)	43,530	43,530
TST & AF (a) y (b)	33,074	32,741
Garbarino (c)	28,318
Tarjeta Shopping (c)	19,652
San Isidro (a)	16,782	16,782
Agroaval (c)	12,103
NBB Agroprendas (a) y (d)	11,644	11,142
Godoy Cruz (e)	11,370	11,055
NBB Personales II (a) y (d)	6,972	6,969
Aldea (d)	5,414	5,359
Consumax (c)	5,200
Otros (f)	17,334	9,714
Total certificates of participation:	361,865	282,515

Financial trust	03/31/2007	12/31/2006

Debt securities:
Consubono (c)	37,444
BG (g)	21,753	50,401
Megabono (c)	18,887
Onext (a)	13,122	14,020
Confibono (c)	13,024
Metroshop (c)	8,434	5,548
Galicia Personal (h)	4,693
Coto (c)	3,925
NBB Agroprendas (a) y (d)	2,411	2,575
Tarjeta Shopping (c) y (h)	1,007	13,571
NBB Personales II (a) y (d)		3,594
Other (i)	2,056	424
Total debt securities:	126,756	90,133
Total	488,621	372,648

(a)	See note 11 to the consolidated financial statements.

(b)	Related to holdings booked by the subsidiary Sud Bank and Trust Co. Ltd.

(c)
Related to provisional certificates of participation and debt securities in the different series of financial trusts entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional certificates and debt securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(d)	Related to holdings booked by the subsidiary Nuevo Banco Bisel S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

(e)
On August 29, 2006, Corporación de los Andes S.A., in its capacity as trustor, entered into an agreement with Banco Finansur S.A., in its capacity as trustee, whereby the Godoy Cruz financial trust was created. The purpose of such trust is to sell the corpus assets and to settle the certificates of participation with the proceeds thereof, in conformity with the priority rights assigned to each of them.

(f)
As of March 31, 2007, and December 31, 2006, it includes holdings held by the subsidiaries Banco del Tucumán S.A. for an amount of 1,567 and 2,834 and Nuevo Banco Bisel S.A. for an amount of 5,160 and 3,571, respectively.

(g)
On December 20, 2005, Banco Galicia y Buenos Aires S.A., in its capacity as trustor, entered into an agreement with Equity Trust Company (Argentina) S.A., in its capacity as trustee, whereby the BG trust was created. Such trust's purpose is to collect certain receivables transferred by the trustor and, with the related proceeds, settle payables and certificates of participation issued (see also note 11.c)).

(h)	It is related to trusts with public offering, with no habitual quoted price, entered into by the Bank.

(i)	As of March 31, 2007, and December 31, 2006, it includes holdings booked by the subsidiary Banco del Tucumán S.A. for an amount of 33 and 424 respectively.

h.4)	Unlisted corporate bonds:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

i)	Assets subject to financial lease:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders - Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) - Nondeductible for the determination of the computable equity: as of March 31, 2007 and December 31, 2006, the “Intangible Assets - Organization and development costs” account includes 51,054 (net of amortization for 51,831) and 54,428 (net of amortization for 47,700), respectively. These assets represent: (i) the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), (ii) the estimates based on the Argentine Supreme Court’s decision dated December 27, 2006, and (iii) the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments.

m)	Valuation of derivatives:

m.1)	Put options taken: They were valued at the agreed-upon exercise price (see note 11.c)).

m.2)
Put options sold on Boden 2007, 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period and year, respectively (see note 11.d)).

m.3)	Call options sold: Such options were valued at the agreed-upon exercise price since, as of such dates, the securities traded had no habitual and representative quoted price (see note 11.c)).

m.4)	Call options taken and put options sold on preferred shares of Nuevo Banco Bisel S.A.: they were valued at their exercise price (see note 11.b)).

m.5)
Forward transactions offset: they were valued at the quoted price of those assets, effective on the last business day of each period and/or year. Differences in quoted market values were recorded in the statement of income as of those dates (see note 11.a)).

n)	Severance payments:

The Bank charges these payments directly to income.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

o)	Provisions included in liabilities:

The acquisition of Nuevo Banco Suquía S.A. by the Bank gave rise to a recording of negative goodwill in the amount of 483 under the “Provisions" account in the Bank’s consolidated financial statements; such amount results from the difference between the purchase price of the shares in Nuevo Banco Suquía S.A. and the value assigned to the net asset.

In addition, the Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. The Bank records liabilities whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

p)	Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the "Capital Stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the "Adjustments to Shareholders’ Equity" account.

q)	Statement-of-income accounts:

q.1)
The accounts comprising monetary transactions occurred in the three-month periods ended March 31, 2007, and 2006, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

q.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

q.3)	The income(loss) from equity interests in subsidiaries were computed on the basis of such companies’ income(loss).

4. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2007, and 2006, the Bank estimated that accrued income tax amounted to 13,000 and 8,000, respectively; hence, no minimum presumed income tax should be assessed.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

In addition, as of March 31, 2007, the Bank made income tax prepayments for 17,401 for the current 2006 tax year, which were recorded in the "Other receivables" account.

As of December 31, 2006, the Bank capitalized 24,372 for minimum presumed income tax credit, in conformity with Central Bank Communiqué "A” 4,295. Such credit was used in March 2007.

For its part, the subsidiary bank, Nuevo Banco Suquía S.A., did not accrue income tax as of March 31, 2007, and December 31, 2006, because it carried NOLs. As of March 31, 2007, the NOL amounted to about 8,600. In addition, as of such dates, the accumulated minimum presumed income tax capitalized in the “Other receivables” account amounted to 16,578 (the maximum estimated year of use of which is 2007). In addition, Nuevo Banco Suquía S.A. accrued minimum presumed income tax for an amount of 8,474, out of which it prepaid 5,190.

As of March 31, 2007 and December 31, 2006, Banco del Tucumán S.A. estimated income tax payable of 3,000. In addition, such bank capitalized an amount of 6,830 for minimum presumed income tax (the maximum estimated year of use of which is 2008) and minimum presumed income tax prepayments for 2006, amounting to 258.

As of March 31, 2007 and December 31, 2006, Nuevo Banco Bisel S.A. did not accrue income tax because it carried a NOL as of such date, amounting to about 297,268 and 306,491, respectively. In addition, such bank capitalized an amount of 16,520 for minimum presumed income tax -the maximum estimated term of use of which is 2008- and tax prepayments for 2006, amounting to 3,814. Such assets are reserved.

Regarding the taxation of income from the conversion into pesos and the CER application for Guaranteed Loans, due to different interpretations, on August 14, 2006, the Federal Executive issued Presidential Decree No. 1,035/06, published in the Official Bulletin on August 16, 2006, which defined such treatment. Due to such regulation and as established by AFIP (Federal Public Revenue Agency) General Resolution No. 2,165/06, on December 26, 2006, the Bank communicated the option to account for such results under the accrued and due and payable method (devengado exigible). Accordingly, as from the year ended December 31, 2006, the Bank and its subsidiaries accrued in the income tax the effects deriving from the conversion into pesos and the CER application for Guaranteed Loans.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in the City of Buenos Aires for fiscal years beginning as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years beginning as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted. In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1. Valuation standards

a)
Loans to the nonfinancial government sector - Guaranteed Loans: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 3.3.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value when financial statements are prepared.

As of March 31, 2007 and December 31, 2006, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount at stand-alone level of 369,693 and 360,005, respectively, and 793,290 and 771,465, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 370,325 and 361,142, at stand-alone level, respectively, and 799,805 and 772,756, at consolidated level, respectively.

b)
Intangible assets: As of March 31, 2007 and December 31, 2006, the Bank had capitalized the foreign exchange differences mentioned in note 3.3.l.2) related to the reimbursement in original currency of certain deposits switched into pesos under “Intangible Assets” for 51,054 and 54,428, at stand-alone level, respectively, and 69,877 and 74,745 in consolidated financial statements, respectively, net of the related amortization amounts. This accounting treatment differs from the valuation methods established by professional accounting standards, which require such assets to be recorded to their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such asset is fully or partially recoverable.

c)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income in the years when such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of the issuance date of these financial statements, the quantification of the effects resulting from the deferred tax method application to recognize income tax charges for the current period has not been concluded. However, Bank Management and its tax advisors estimate that they may be significant.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

d)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, and as mentioned in note 3.3.o) , the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.5. and 2.6., the acquisition of Banco del Tucumán S.A. by Banco Macro S.A. and the acquisition of Nuevo Banco Bisel S.A. by Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042 (50,852 by the Bank and 15,190 by Nuevo Banco Suquía S.A., in the case of the positive goodwill deriving from the acquisition of Nuevo Banco Bisel S.A.), respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank and Nuevo Banco Suquía S.A. amortize such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in the City of Buenos Aires, Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

5.2. Disclosure aspects

a)
The Bank has not presented a statement of cash flows broken down into operating, investing, and financing activities, or disclosing interest, dividends, or taxes for the amounts actually collected or paid.

b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

c)
The Bank has recorded under “Intangible assets” receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

	03/31/2007	12/31/2006
6.1) Loans - Other

Other loans	423,777	387,448
Export financing and prefinancing	352,636	269,002
Government securities	3,121
Receivables secured by notes	1,677	1,660
	781,211	658,110

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtors classification standards

Certificates of participation in financial trusts	295,966	220,953
Debt securities in financial trusts	124,312	83,540
Unaccrued premiums on repurchase agreements	638	1,589
Other	47	47
	420,963	306,129

6.3) Other receivables - Other

Sundry receivables	51,128	50,992
Tax prepayments	22,944	14,896
Advance payments	20,855	16,249
Security deposits	15,922	14,682
Other	100	357
	110,949	97,176

6.4) Deposits - Other

Balances of accounts without movements	70,788	76,327
Special deposits for foreign funds	16,264	14,002
Unemployment fund for workers of the building industry	15,564	12,334
Security deposits	1,335	1,295
Orders payable	524	943
Other	27,352	29,389
	131,827	134,290

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	03/31/2007	12/31/2006

6.5) Other liabilities from financial intermediation - Other

Purchase financing payables	35,281	32,838
Other withholdings	29,043	22,995
Collections and other transactions on account and behalf of others	22,355	27,942
Other payment orders pending settlement	19,790	17,323
Retirement pension payment orders pending settlement	17,379	9,444
Miscellaneous not subject to minimum cash requirements	14,600	16,641
Miscellaneous subject to minimum cash requirements	1,080	2,509
Miscellaneous	13,854	11,161
	153,382	140,853

6.6) Other liabilities - Other

Taxes payable	65,877	81,851
Miscellaneous payables	22,899	20,971
Salaries and payroll taxes payable	9,547	15,819
Prepayment for the sale of assets	4,096	4,193
Withholdings on salaries to be paid over	2,286	2,376
	104,705	125,210

6.7) Memorandum accounts - Debit-balance accounts - Control - Other

Items in custody	3,205,486	2,548,379
Managed portfolios	418,906	415,729
Checks to be debited	72,723	56,191
Checks to be collected	54,824	46,840
Other	130,776	117,648
	3,882,715	3,184,787

	03/31/2007	03/31/2006

6.8) Financial income - Net income from government and private securities

Income from government securities	33,744	9,133
Income from certificates of participation in financial trusts	9,813	7,047
Other	3,601	4,043
	47,158	20,223

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	03/31/2007	03/31/2006

6.9) Financial income - Other

Premiums on reverse repurchase agreements with the financial sector	8,969	2,317
Income from assets subject to financial lease	5,589	4,508
Interest on loans for export prefinancing and financing	4,746	1,202
Foreign currency exchange difference	3,276	5,751
Other	1,254	523
	23,834	14,301

6.10) Financial expense - Other

Turnover tax	6,257	3,862
Premiums from repurchase agreements with the financial sector	4,188	2,194
Contribution to the deposit guarantee fund	2,302	1,675
Other	482	1,515
	13,229	9,246

6.11) Service-charge income - Other

Debit and credit card income	11,533	8,544
Rental of safe deposit boxes	804	808
Other	5,333	3,916
	17,670	13,268

6.12) Service-charge expense - Other

Debit and credit card expense	5,490	3,332
Turnover tax	2,795	2,013
Other	4,552	1,590
	12,837	6,935

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	03/31/2007	03/31/2006
6.13) Administrative expenses - Other operating expenses

Depreciation of bank premises and equipment	6,232	4,565
Maintenance, conservation and repair expenses	4,890	3,468
Security services	4,090	3,215
Electric power and communications	3,672	3,066
Amortization of organization and development costs	3,025	2,783
Leases and rentals	1,959	1,487
Stationery and office supplies	1,928	1,236
Insurance	999	709
	26,795	20,529

6.14) Other income - Other

Other adjustments and interest on other receivables	422	514
Credit cards	299	411
Gain on transactions or sale of bank premises and equipment, and other assets	255	1,305
Leases and rentals	91	153
Certifications	89	79
Checkbook and statement issuance fees		113
Sale of guaranteed loans		4,987
Other	1,049	1,989
	2,205	9,551

6.15) Other expense - Other

Corporate bonds issuance expenses	5,189
Tax on bank account transactions	3,376	2,438
Loss on transactions or impairment in value of bank premises and equipment, and other assets	2,507	6
Non-computable VAT credit	2,393	2,203
Goodwill amortization	1,932	206
Depreciation of other assets	271	327
Donations	210	168
Turnover tax	103	154
Commissions of the placing agent for the public offering of shares		12,167
Other	2,484	2,450
	18,465	20,119

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of March 31, 2007, and December 31, 2006, the following Bank’s assets are restricted:

a)	Government and private securities:

a.1)
Discount Bonds received in the exchange for Consolidation Bonds in Pesos - First Series amounting to 2,788 and 2,802, respectively, assigned to settle payables to the Central Bank and safety-net financing originated in the acquisition of assets and liabilities from former Banco Federal Argentino.

a.2)
Secured Bonds under Presidential Decree No. 1,579/02 for 36,621 and 35,994 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities and dated January 29, 2004.

a.3)
GDP-linked securities maturing in 2035 for 671 as of both dates, under the provisions of the Prospectus Supplement approved by Presidential Decree No. 1,735/04, which were originally attached to the Discount Bonds issued under the “Offer to exchange eligible Argentine government debt securities”.

a.4)
Central Bank listed notes (NOBAC)- managed portfolio, in Argentine pesos, for an amount of 52,816 (for a face value in thousands of Ps. of 52,200) and 4,956, (for a face value in thousands of Argentine pesos of 4,900), respectively used as security for Rosario Futures Exchange (Rofex) trading transactions.

b)	Loans:

Agreements for loans backed by pledges and unsecured loans for 17,388 and 19,241, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 11.1.c)) to the consolidated financial statements.

c)	Other receivables from financial intermediation:

c.1)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

c.2)
The Bank had special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 76,575 and 55,718, respectively.

c.3)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,399 and 10,422, respectively, made by the Bank on December 26, 2005, in its capacity as partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

d)	Investments in other companies:

Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

e)	Other receivables:

e.1)	Attachments amounting to 26 and 543, respectively.

e.2)	Credit card transactions for 10,539 and 9,769, respectively.

e.3)	Other security deposits for 5,357 and 4,370, respectively.

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33 (SUBSIDIARIES AND AFFILIATES)

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	March 31, 2007	December 31, 2006

ASSETS

Cash				2,222		2,222	2,200

Other receivables from financial intermediation	195,072	179,005	118,820		15,760	508,657	642,863

Other receivables					3,262	3,262	3,262

Total assets	195,072	179,005	118,820	2,222	19,022	514,141	648,325

LIABILITIES

Deposits	1			364	1,842	2,207	1,980

Other liabilities from financial intermediation	239,608	223,778	101,301	6,236	992	571,915	650,449

Other liabilities							709

Total liabilities	239,609	223,778	101,301	6,600	2,834	574,122	653,138

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	March 31, 2007	December 31, 2006

MEMORANDUM ACCOUNTS

Debit-balance accounts - Contingent	3,101					3,101	3,070

Debit-balance accounts - Control			1,282	10,735		12,017	1,011

Credit-balance accounts - Contingent					2,213	2,213
	Nuevo Banco Suquía S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Sud Bank & Trust Company Limited	Other subsidiaries	March 31, 2007	March 31, 2006

INCOME (LOSS)

Financial income	2,378	2,488				4,866	433

Financial expense	(566)	(87)	(1,906)			(2,559)	(403)

Service-charge income			5		9	14	29

Service-charge expense							(14)

Total income (expense)	1,812	2,401	(1,901)		9	2,321	45

The receivables/payables and income (loss) from transactions performed with “Other subsidiaries” are as follows:

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	March 31, 2007

ASSETS

Other receivables from financial intermediation	15,760				15,760

Other receivables				3,262	3,262

Total assets	15,760			3,262	19,022

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

	Macro Securities S.A. Sociedad de Bolsa	Sud Inversiones & Análisis S.A.	Macro Fondos S.G.F.C.I. S.A.	Macro Valores S.A.	March 31, 2007
LIABILITIES

Deposits	1,234	543	30	35	1,842

Other liabilities from financial intermediation	992				992

Total liabilities	2,226	543	30	35	2,834

MEMORANDUM ACCOUNTS

Credit-balance accounts - Contingent	2,213	2,213

INCOME (LOSS)

Service-charge income	9	9

Total income (expense)	9	9

In addition, the Bank and its subsidiaries have granted loans to related parties. According to the Bank’s policy, loans are required to be granted during the normal course of business under normal market conditions, both with respect to interest and guarantees required. The financing granted to such related parties amounted to 26,164 and 36,743 as of March 31, 2007, and December 31, 2006, respectively (consolidated figures).

Likewise, as of March 31, 2007, and December 31, 2006, the deposits made by individuals related to the Bank amounted to 310,151 and 271,289, respectively (consolidated figures).

During the fiscal year ended December 31, 2006, trust certificates of participation were sold to a director from Banco Macro S.A., which generated income amounting to 8,499 for the Bank.

Additionally, in December 2006, the Bank sold its equity interest in Inversora Juramento S.A. to a shareholder of Banco Macro S.A., which generated income amounting to 363.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2007, amounts to 683,943. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the Shareholders’ Meeting of September 26, 2005	75,000

As of March 31, 2007	683,943

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

On September 26, 2005, the Bank’s general regular and special Shareholders’ Meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange.

During the year ended December 31, 2006, such capital increase was fully subscribed and paid in.

As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value		03/31/2007	12/31/2006

Subordinated corporate bonds	USD 83,000,000	a)	45,521	44,342

Subordinated corporate bonds	USD 4,000,000	b)	2,731	3,077

Subordinated corporate bonds	USD 150,000,000	c.1)	478,079	460,425

Nonsubordinated corporate bonds	USD 150,000,000	c.2)	471,914

Total			998,245	507,844

a.1)
On February 19, 1996, the Bank’s regular and special Shareholders’ Meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s general regular Shareholders’ Meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the abovementioned corporate bonds (including the ones mentioned in a.1)) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

In that regard, as of March 31, 2007 and December 31, 2006, the amount due was booked under “Subordinated corporate bonds” for an amount of 45,521 and 44,342, respectively.

On April 20, 2007, the Bank paid 33,500 as partial payment of the abovementioned payables; several aspects, such as decrease in the interest rate to be applied to amounts in Argentine pesos and in US dollars and the treatment of compensatory and punitive interest, which are necessary to the final calculation of the amounts due and payable to date, remain to be defined.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

b)
On January 20, 1997, the general special Shareholders’ Meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special Shareholders’ Meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through March 31, 2007, the Bank had amortized the equivalent of USD 2,600,000 (original value), following the method described in point (a) above.

c)
On September 1, 2006, the general regular Shareholders’ Meeting approved the creation of a global program for the issuance of simple corporate bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

c.1)
On December 18, 2006, under the abovementioned global program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The Bank will use the funds derived from such issuance to grant loans. The main characteristics of this issuance are:

•	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

•	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

•	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

•
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). The interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

•	They do not include covenants that change the subordination order.

•
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

•	The unpaid interest is not cumulative.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

•	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

•	In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end.

•
Pursuant to the “Registration Rights Agreement” entered into by the Bank and the placing agents, Banco Macro S.A. agreed to file with the SEC and make its best efforts to obtain a exchange authorization for the current issue of corporate bonds for an issue registered with the SEC. Such agreement establishes certain deadlines and penalties for the Bank to carry out the process.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, maturing in 2017 for a face value of USD 150,000,000 (US dollars one hundred and fifty million), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

The Bank will use the funds derived from such issuance to grant loans.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performed transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

•	Repurchase agreements of securities and foreign currency.
•	Forward transactions without delivery of the underlying asset.
•	Call and put options.

Those transactions were valued as explained in notes 3.3.h) and 3.3.m).

Positions of transactions effective as of March 31, 2007, are as follows:

•	Net position of repurchase agreements: 727,468 (liability).
•	Net position of forward foreign-currency transactions: 479,635 (asset) (a).

•	Position of call options taken: 119,345 (b).

•	Position of put options taken: 33,923 (c).
•	Position of call options sold: 21,808 (c).
•	Position of put options sold: 119,345 (b).

•	Position of put options sold on Boden 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 102,767 (d).

The total average terms of derivative financial instruments effective as of March 31, 2007, are as follows:

•	Reverse repurchase agreements with Argentine entities: 36 días.

•	Repurchase agreements with Argentine entities: 15 days

•	Repurchase agreements with foreign entities: 1,095 days

•	Call options taken and put options sold: 5,479 days (b).

•	Put options taken: 60 days (c).

•	Call options sold: 28 days (c).

•	Offset Forward foreign-currency transactions: 65 days

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2007, net income (loss) from these derivatives amount to:

•	Premiums on reverse repurchase agreements: 9,548.

•	Premiums on repurchase agreements: (4,223).

•	Transactions with options: 869.

•	Offset forward foreign-currency transactions: (446).

(a)
Related to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX (Rosario Futures Exchange) and MAE (over-the-counter electronic market). The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	Relates to the put and call options agreement entered into by the Bank and Nuevo Banco Suquía S.A., in their capacity as buyers of Nuevo Banco Bisel S.A., and SEDESA (see note 2.6).

According to the call option, for a fifteen-year term as from taking possession of the bank (August 11, 2006), buyers are entitled to acquire preferred shares in Nuevo Banco Bisel S.A. The price of those shares is set at 66,240, plus interest at an annual 4% rate as from the takeover date. Such price is payable upon the expiration of the option term (August 11, 2021).

In addition, through the put option, SEDESA will be entitled to sell to the buyers the preferred shares that it owns in Nuevo Banco Bisel S.A. Such put option may only be exercised by SEDESA after the term of fifteen years as from the date of issuance of the preferred shares (August 26, 2005). The price of those shares is set at 66,240, plus interest at an annual 4% rate as from August 11, 2006.

By virtue of the analysis performed, the Bank’s Management considers that if any of those options is exercised, the buyer of preferred shares will be Banco Macro S.A. Therefore, the Bank recorded the whole amount of those options.

(c)	Related to:

•
put and call options agreements related to Junior trust debt securities for a face value of 27,387, in the “BG” financial trust carried by the Bank in its portfolio (see note 3.3.h.3)). Those agreements were entered into on March 12, 2007, between Banco Macro S.A. and Cargill Investments SCA.

According to the call option, through April 09, 2007, Cargill Investments SCA is entitled to purchase from the Bank those trust debt securities at a price of 21,634, plus a 10.50% adjustment p.a. for price adjustment, which will accrued from March 12, 2007.

In addition, through the put option, on April 11, 2007, the Bank will be entitled to sell to Cargill Investments SCA those trust debt securities at the price determined as mentioned in connection with the call option.

Such option was renewed upon maturity.

•
Call option agreement related to the certificates of participation Class A in the “Agroaval IV” financial trust (see note 3.3.h.3)), on a nominal value in thousands of USD 3,873 with a price adjustment of 9% p.a, maturing on May 30, 2007. Such certificates were settled on April 2007.

(d)
Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2007, and December 31, 2006, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,706 and 14,850, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of March 31, 2007, and as of December 31, 2006, the loans portfolio managed amounts to 44,370 and 44,454, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2007, and as of December 31, 2006, the loans portfolio managed amounts to 84,849 and 85,262, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors -under Section No. 35 bis II b), Financial Institutions Law- provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of March 31, 2007, and December 31, 2006, the portfolio managed by the Bank amounted to 150,495 and 153,661, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

e)	On March 31, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of March 31, 2007, and December 31, 2006, the portfolio managed by the Bank amounted to 64,156 and 64,442, respectively. Also, see note 11.1.m) to the consolidated financial statements.

f)	In addition, as of March 31, 2007, and December 31, 2006, the Bank had under its management other portfolios for total amounts of 60,330 and 53,060, respectively.

g)
As of March 31, 2007, and December 31, 2006, the subsidiary Banco del Tucumán S.A. manages a loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 13,926 and 14,153 respectively.

13.	MUTUAL FUNDS

As of March 31, 2007, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	514,912,943	588,832	550,873
Pionero Renta	41,558,122	78,330	70,576
Pionero Renta Ahorro	289,144,523	306,886	299,263
Pionero Crecimiento	2,146,483	5,692	5,524
Pionero Global	691,663	783
Puente Hnos. Renta Fija	2,122,264	3,307	3,195
Puente Hnos. Renta Variable	1,874,351	3,299	3,092
Puente Hnos. Argentina Hedge Fund	1,084,606	1,612	815
Puente Hnos. Corporativos Latinoamericanos	892,587	3,183	3,155
Galileo Event Driven F.C.I.	22,190,453	99,538	91,500

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Items in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 4.6699% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 8,945 of March 20, 2007.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

Banco Macro S.A. acts either directly or through its subsidiaries as trust agent. In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The commissions earned by the Bank due to its performance as trust agent are calculated under the terms and conditions of the related agreements.

In that regard, the Bank entered into guarantee trust agreements to ensure compliance with the obligations assumed by the trustor in favor of the beneficiary, through collections of corpus assets.

The effective guarantee trusts are:

Name	Trustor	Beneficiary	Creation date	Funds managed (1)
Cooperativa de Cerro Azul - IPRODHA guarantee trust	Cooperativa de Agua Potable y Otros Servicios	Instituto Provincial de Desarrollo Habitacional	06/2005	18,924
Banco Macro - Entretenimientos y Juegos de Azar S.A. trust	ENJASA	Banco Macro S.A.	12/2003	52
Banco Macro - Entretenimientos y Juegos de Azar S.A. trust II	ENJASA	Banco Macro S.A.	05/2004	58
Salta - ENJASA Riva trust IV	ENJASA	Riva S.A.	09/2004	172
Banco Macro Bansud S.A. - Entretenimientos y Juegos de Azar S.A. trust III	ENJASA	Banco Macro S.A.	01/2005	55
Banco Macro Bansud - Entretenimientos y Juegos de Azar S.A. trust V	ENJASA	Banco Macro S.A. (1º beneficiary)	09/2005	49
Banco Macro - Entretenimientos y Juegos de Azar S.A. trust VI	ENJASA	Banco Macro S.A.	10/2006
Complejo Monumento Güemes - Enjasa trust	ENJASA - Complejo Monumento Güemes	Banco de Inversión y Comercio Exterior	10/2004	88
Banco Macro - Horizonte S.A. trust	Horizonte S.A.	Banco Macro S.A.	03/2004	97
Banco Macro - Horizonte S.A. trust	Horizonte S.A.	Banco Macro S.A.	12/2004	7
Banco Macro Bansud - La Veloz del Norte S.A. trust	La Veloz del Norte S.A.	Banco Macro S.A	06/2005	701
Banco Macro Bansud - Sucesión de Yeizel Katz Sociedad de hecho trust	Sociedad de hecho Sucesión de Yeizel Katz	Banco Macro S.A.	03/2006	11
Banco Macro - Sucesión de Yeizel Katz Sociedad de hecho trust	Sociedad de hecho Sucesión de Yeizel Katz	Banco Macro S.A.	10/2006	92
Sociedad de hecho Sucesión de Yeizel Katz	Sociedad de hecho Sucesión de Yeizel Katz	Banco Macro S.A.	03/2007	111

(1) Related to the monthly average on a straight-line basis of the funds managed during the three-month period ended March 31, 2007.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

In addition, the Bank entered into administration trust agreements for the following main purposes:

a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

b)	Guaranteeing the existence of resources forming part of provincial institutes’ equity.
c)	Promoting the production development of the private economic sector at a provincial level.
d)	Participating to public work concession agreement granting road exploitation, management, keeping and maintenance.

The effective administration trusts are:

Name	Trustor	Beneficiary	Creation date	Funds managed (1)
Los Castillos S.A. (Provincia de Salta) Banco Macro Bansud S.A. trust	Los Castillos S.A.	Banco Macro S.A. (loan), Province of Salta (refinancing)	11/2004	24
Hospital El Milagro trust	Ministry of Treasury of the Province of Salta and Ministry of Public Health of Salta	UTE Nuevo Hospital El Milagro	03/2001	1,641
IPSS trust	Ministry of Treasury and Public Works of Salta	Health Institute of the Province of Salta	03/2003	5,795
Obra Pública Decreto 106-01 Munic. trust	Municipality of the City of Salta	Sociedad Ingeniero Alonso Crespo S.A.	04/2001	176
Municipalidad de la Ciudad de Salta Acta Acuerdo 30.12.2004 trust	Municipality of the City of Salta	Province of Salta and/or the party appointed thereby	04/2005	651
Proyecto Barrio Autódromo trust	Municipality of the City of Salta	Parties hired for the natural gas installation	12/2005	72
Municipalidad de la Ciudad de Salta Obra Puente Gobernador Roberto Romero trust	Municipality of the City of Salta	Sociedad Norobras Construcciones Civiles S.A.	05/2006	378
Municipalidad de la Ciudad de Salta Obra Puente Gobernador Roberto Romero trust	Municipality of the City of Salta	Sociedad Norobras Construcciones Civiles S.A.	01/2007
Municipalidad de la Ciudad de Salta Obra Accesos y Puentes sobre Río Arenales -Vinculación Calles Córdoba y Polonia trust	Municipality of the City of Salta	Ingeniero Medina S.A.	05/2006	212
Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435 trust	Province of Jujuy	Municipalities and municipal commissions - Province	12/2004	90,913
Decreto 2132/2000 trust	Province of Misiones	Concesionaria Enriquez Albano UTE	12/2000	135
Decreto 149/2002 trust	Province of Misiones	Aesa Misiones S.A.	02/2002	1,129
Decreto 2268/2006 trust	Province of Misiones	Concesionaria Enriquez Albano UTE	11/2006	2,956
Decreto 331 Servicios Hidrocarburíferos trust	Province of Salta	Recovery Group S.A.	12/2002	3,164
Provincia de Salta - La Casualidad S.A. trust	Province of Salta	Cía Minera la Casualidad S.A.	09/2005	2,885
Provincia de Salta Avenida de Circunvalación trust	Province of Salta	UTE (Ingeniero Medina S.A. - Moncho Construcciones)	05/2006	1,759
Provincia de Salta - Adquisición vehículos Antis S.A. trust	Province of Salta	Concesionaria de automotores Antis S.A.	10/2006	283
Provincia de Salta - Adquisición vehículos Autolux S.A. trust	Province of Salta	Concesionaria de automotores Autolux S.A.	10/2006	102
Obra Gasoducto de Anta trust	Province of Salta	Sociedad Conta Walter Mario S.R.L.	12/2006
Banco Macro S.A. y la Secretaría de Estado de Economía de la Provincia de Jujuy non-financial trust	Economy Department of the Province of Jujuy	Economy Department of the Province of Jujuy	05/2000	6,676
Saeta - Banco Macro Bansud S.A. trust	Sociedad Anónima de Transporte Automotor (SAETA)	Employees from social security agencies, statutory health care organizations, tax authorities, among others.	10/2005	8,077

(1)	Related to the monthly average on a straight-line basis of the funds managed during the three-month period ended March 31, 2007.

Also, see note 11 to the consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	CLAIM FROM THE AFIP - DGI (FEDERAL PUBLIC REVENUE AGENCY - FEDERAL TAX BUREAU)

On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that -in the former Banco Bansud S.A.’s opinion- were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of March 31, 2007, the outstanding amount is recognized in the “Other liabilities” account.

The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP - DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are (i) the impossibility to deduct the non-performing secured loans and (ii) the requirement to begin judicial collection proceedings for non-performing loans to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar judgments, which issued a resolution in favor of the position assumed by the Bank.

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

18.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2007). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

The current administration has implemented a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

Financial statements presentation requires Bank Management to make estimates that affect the reported figures of assets, liabilities, income, expenses and contingencies. Current figures and final income (loss) may differ from such estimations.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo - constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

Finally, on December 27, 2006, the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Under Communiqué “A” 3,916 dated April 3, 2003, the Bank and its subsidiaries continued capitalizing in “Intangible Assets” as of March 31, 2007 and December 31, 2006, the amounts of 69,877 and 74,745, respectively (net of the related amortization amounts) related to the resulting differences between complying with the court orders in relation to the deposits, as well as the estimates of the additional effects of the abovementioned court decision and the provisions of Presidential Decree No. 214/02, as supplemented.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

The Bank’s Management understands that the potential effect of its obligation to reimburse such deposits in the original currency, would have no significant effects on the Bank's shareholders' equity.

19.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
As established by Central Bank rules, 20% of income (loss) for the year ended December 31, 2006, plus/less prior-year adjustments, shall be appropriated to legal reserve. Consequently, the Shareholders Meeting, held on April 26, 2007, decided to apply 84,860 out of unappropriated retained earnings to increase such legal reserve.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

b)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

On April 16, 2007, the SEFyC (Financial and Foreign-Exchange Institutions Superintendency) notified the Bank that it had authorized the distribution of cash dividends amounting to 102,592.

Subsequently, on April 26, 2007, the Regular and Special General Shareholders’ Meeting of Banco Macro S.A. approved, among other issues, the distribution of cash dividends amounting to 102,592.

c)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

d)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

e)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries.

f)
In addition, as mentioned in note 3.3.l.2), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the pesification of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated retained earnings” as of year-end. As of March 31, 2007, such amount is 51,054 (net of amortizations).

g)
As established in the issuance conditions for the 1st series of Class 1 Subordinated Corporate Bonds mentioned in note 10.c.1), and as established by Central Bank Communiqué "A" 4,576, the Shareholders’ Meeting held on April 26, 2007, decided to appropriate 45,515 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2007.

20.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See Note 21)
(Figures stated in thousands of pesos, except for where indicated)

21.	ACCOUNTING PRINCIPLES - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in the City of Buenos Aires, Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007		12/31/2006	03/31/2007
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos – Maturity: 2008	20,503	20,503	499	25,672		25,672
Federal government bonds in US dollars at LIBOR - Maturity: 2012	125,763	125,763	92,363	4,020	71,932	75,952
Federal government bonds in US dollars at LIBOR - Maturity: 2013	3,045	3,045	1,568	295	30,835	31,130
Federal government bonds in pesos – Maturity: 2014	12,230	12,230	11,953	(3)		(3)
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	1,726	1,726	2,128	1,726		1,726
Argentine Government bonds in US dollars at 7% - Maturity: 2013- BONAR VII	555	555		555		555
Consolidation bonds in pesos – Fourth series	474	474	1,971	(14,876)		(14,876)
Consolidation bonds in pesos – Second series at 2%	165	165		165		165
Consolidation bonds in pesos – Sixth series	67	67		67		67
Consolidation bonds of social security payables in pesos – Third series at 2%	1,372	1,372	500	1,393		1,393
Public debt secured bonds of the Province of Río Negro (Bogar) Class II - Series I	249	249	226	249		249
Discount bonds denominated in pesos maturing 2033	6,251	6,251	4,075	2,745		2,745
Par bonds denominated in US dollars maturing 2038 (governed by New York State legislation)	315	315		315		315
GDP-related securities in pesos – Maturity: 2035	671	671	671	673		673
Secured bonds under Presidential Decree No. 1,579/02	39,630	39,630	36,322	36,783		36,783
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – Series 1	2,444	2,444	1,441	2,444		2,444
Consolidation bonds of social security payables in pesos – Fourth Series	2,916	2,916	3,620	(1,041)		(1,041)
Par bonds denominated in pesos maturing 2038			439	8		8
Par bonds denominated in US dollars maturing 2038 (governed by Argentine legislation)			280
Quasi-par securities in pesos – Maturity: 2045			2,920
Federal government bonds in pesos at 2% - Maturity: 2007			60,791
Other		118	80	118		118
Subtotal holdings for trading or financial intermediation		218,494	221,847	61,308	102,767	164,075

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Listed – Managed Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07			9,157
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			18,383
Subtotal Central Bank of Argentina Bills –listed - Managed portfolio			27,540

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 08/15/07	128,506	128,506
Central Bank of Argentina bills in pesos – Maturity: 01/16/08	101,088	101,088
Central Bank of Argentina bills in pesos – Maturity: 05/14/08	8,925	8,925
Subtotal Central Bank of Argentina Bills – Under repo transactions		238,519

Subtotal instruments issued by the Central Bank of Argentina		238,519	27,540

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007		12/31/2006	03/31/2007
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		238,519	27,540

Central Bank of Argentina notes - Listed - Managed portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/18/07	2,028	2,028	2,004	2,028		2,028
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07	139,796	139,796	81,323	139,796		139,796
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/11/07	11,719	11,719	11,684	11,719		11,719
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	74	74	53,593	74		74
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/28/07	2,035	2,035		2,035		2,035
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	98,244	98,244	24,033	217,029		217,029
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	121,796	121,796	63,950	121,796		121,796
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	71,435	71,435	47,611	71,435		71,435
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	40,082	40,082	60,237	40,082		40,082
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	33,072	33,072	91,759	33,072		33,072
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	125,355	125,355	63,519	125,355		125,355
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	41,493	41,493	30,164	41,493		41,493
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	26,733	26,733	21,525	26,733		26,733
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	14,455	14,455		14,455		14,455
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	49,763	49,763		49,763		49,763
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/02/09	144,340	144,340		164,960		164,960
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08	6,300	6,300		6,300		6,300
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08			5,479
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08			39,487
Subtotal Central Bank of Argentina notes - Listed - Managed portfolio		928,720	596,368	1,068,125		1,068,125

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	97,261	97,261	30,819
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	20,410	20,410
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	30,405	30,405
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	143,947	143,947	30,832
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	30,645	30,645	106,018
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	103,250	103,250
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	114,430	114,430
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	91,980	91,980
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			142,230
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07			100,189
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08			3,409
Subtotal Central Bank of Argentina Notes – Under repo transactions		632,328	413,497
Total instruments issued by the Central Bank of Argentina		1,799,567	1,037,405	1,068,125		1,068,125
Total government securities		2,018,061	1,259,252	1,129,433	102,767	1,232,200

INVESTMENTS IN LISTED PRIVATE SECURITIES

Debt securities
- Local
Trust debt security - Italcred II Financial Trust	496	496	1,035	496		496
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)			14
Subtotal debt securities		496	1,049	496		496
Total Investments in listed private securities		496	1,049	496		496
Total government and private securities		2,018,557	1,260,301	1,129,929	102,767	1,232,696

(1) The position without options as of March 31, 2007, results from the following disclosure:

Holdings as of December 31, 2006	2,018,557
Plus: Loans of government securities	8,933
Plus: Spot and forward purchases pending settlement	242,519
Less: Deposits of government securities	169,784
Less: Spot and forward sales pending settlement	970,296
1,129,929

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007	12/31/2006

COMMERCIAL

In normal situation	2,726,021	2,287,740
With Senior “A” guarantees and counter-guarantees	16,578	14,347
With Senior “B” guarantees and counter-guarantees	222,815	219,712
Without Senior guarantees or counter-guarantees	2,486,628	2,053,681

Subject to special monitoring	4,896	8,113
In observation
With Senior “B” guarantees and counter-guarantees	257	351
Without Senior guarantees or counter-guarantees	4,639	7,762

Troubled	8,244	16,351
With Senior “B” guarantees and counter-guarantees	588	755
Without Senior guarantees or counter-guarantees	7,656	15,596

With high risk of insolvency	9,478	8,637
With Senior “B” guarantees and counter-guarantees	1,430	2,111
Without Senior guarantees or counter-guarantees	8,048	6,526

Irrecoverable	15,404	16,262
With Senior “B” guarantees and counter-guarantees	5,841	6,208
Without Senior guarantees or counter-guarantees	9,563	10,054

Subtotal Commercial	2,764,043	2,337,103

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2007 AND AS OF DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007	12/31/2006

CONSUMER

Performing	1,601,279	1,402,876
With Senior “A” guarantees and counter-guarantees	4,314	5,286
With Senior “B” guarantees and counter-guarantees	163,804	158,572
Without Senior guarantees or counter-guarantees	1,433,161	1,239,018

Inadequate compliance	32,835	18,445
With Senior “B” guarantees and counter-guarantees	3,432	4,753
Without Senior guarantees or counter-guarantees	29,403	13,692

Deficient compliance	10,293	8,960
With Senior “B” guarantees and counter-guarantees	1,488	1,763
Without Senior guarantees or counter-guarantees	8,805	7,197

Difficult recovery	9,377	7,147
With Senior “B” guarantees and counter-guarantees	1,139	615
Without Senior guarantees or counter-guarantees	8,238	6,532

Irrecoverable	17,425	16,926
With Senior “A” guarantees and counter-guarantees	3	3
With Senior “B” guarantees and counter-guarantees	9,044	9,517
Without Senior guarantees or counter-guarantees	8,378	7,406

Irrecoverable according to Central Bank's rules	326	279
With Senior “B” guarantees and counter-guarantees	234	140
Without Senior guarantees or counter-guarantees	92	139

Subtotal Consumer	1,671,535	1,454,633
Total	4,435,578	3,791,736

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007		12/31/2006
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,134,667	25.58	874,837	23.07
50 next largest customers	917,996	20.70	795,210	20.97
100 next largest customers	426,101	9.61	409,029	10.79
Other customers	1,956,814	44.11	1,712,660	45.17
Total	4,435,578	100.00	3,791,736	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	9,692	5,595	31		25	20,985	348,691	385,019
Financial sector		232,199	69,052	10,334	11,436	13,772	9,078	345,871

Non-financial private sector and foreign residents	74,463	887,674	621,586	467,441	460,195	440,486	752,843	3,704,688
Total	84,155	1,125,468	690,669	477,775	471,656	475,243	1,110,612	4,435,578

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007					12/31/2006
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Common	1	1	303,700,000	788,089	730,107
Banco del Tucumán S.A.	Common	100	1	395,279	95,235	42,570
Nuevo Banco Bisel S.A.	Common	1	1	650,650,000	684,935	653,180
Macro Valores S.A.	Common	1	1	249,868	481	422
Sud Inversiones & Análisis S.A.	Common	1	1	2,297,263	6,268	4,977
Macro Securities S.A. Soc. de Bolsa	Common	1	1	9,405,000	12,859	12,462
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	47,750	982	686
Foreign
Sud Bank & Trust Company Limited	Common	1	1	9,816,899	111,890	108,255
Red Innova Administradora de Fondos de Inversión S.A. (5)	Common	1,000	1	2,744	297	301
Subtotal subsidiaries					1,701,036	1,552,960

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Common	1	1	17,500	52	52
Mercado Abierto Electrónico S.A.	Common	1,200	1	1	5	5
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238
C.O.E.L.S.A.	Common	1	1	17,364	58	58
Macroaval S.G.R.	Common	1	1	30,500	31	31
Garantizar S.G.R.	Common	1	1	10,000	10	10
Foreign
BLADEX S.A.	Common	10	1	7,303	244	242
Subtotal non-subsidiaries					638	636

Total in financial institutions, supplementary and authorized activities					1,701,674	1,553,596

In other companies
- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500
Frigorífico Bermejo S.A.	Preferred	0.1	-	2,064,813	554	554
Provincanje S.A.	Common	1	1	600,000	603	603
Proin S.A.	Common	1	1	244,457	293	293
El Taura S.A.					185	185
Tunas del Chaco S.A. (2)					150	150
Emporio del Chaco S.A. (2)					150	150
Campos del Chaco S.A. (ex Prosopis S.A.) (2)					150	150
Utility Companies					90	85
Cross Sale S.A.	Common	100	1	12	59	59
SEDESA	Common	1	1	45,518	45	45
Argentina de Hoteles S.A.					34	34
Sanatorio Las Lomas S.A.	Common	1	1	13,245	32	32
Argencontrol S.A.	Common	1	1	28,049	28	28
Macro Warrants S.A.	Common	1	1	25,000	25	25
Papel Misionero S.A.	Common	0.1	1	122,097	12	12
Vizora Desarrollos Inmobiliarios SA	Common	1	1	1,800	34	34
Other					1	1
Foreign
SWIFT S.A.	Common	1	1	3	15	15
Total in other companies					4,960	4,955
Total (3)					1,706,634	1,558,551

Jorge H. Brito
Chairperson

EXHIBIT E
(Continued)

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Information on the issuer
		Data from latest financial statements
Name	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year
In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Nuevo Banco Suquía S.A. (1)	Financial institution	03/31/2007	303,750	788,702	57,992
Banco del Tucumán S.A.	Financial institution	03/31/2007	21,980	105,913	4,436
Nuevo Banco Bisel S.A.	Financial institution	03/31/2007	911,240	956,587	41,398
Macro Valores S.A.	Financial advisory services	03/31/2007	250	452	39
Sud Inversiones & Análisis S.A.	Services	03/31/2007	2,344	6,351	1,300
Macro Securities S.A. Soc. de Bolsa	Brokerage house	03/31/2007	9,500	13,142	342
Macro Fondos S.G.F.C.I.S.A.	Mutual funds management	03/31/2007	250	5,096	1,567
Foreign
Sud Bank & Trust Company Limited	Banking	03/31/2007	9,817	111,890	3,635
Red Innova Administradora de Fondos de
Inversión S.A.	Cash management	03/31/2007	591	583	(7)

- Non-subsidiaries
In Argentina
A.C.H. S.A.	Electronic information services	12/31/2005	650	1,411	259
Mercado Abierto Electrónico S.A.	Electronic information services	12/31/2005	242	6,186	949
Visa Argentina S.A.	Business services	05/31/2006	1	24,158	2,158
C.O.E.L.S.A.	Services	12/31/2005	1,000	1,564	68
Macroaval S.G.R.	Reciprocal guarantee corporation	31/12/2006	250	1,544	(6)
Garantizar S.G.R.	Reciprocal guarantee corporation	12/31/2005	2,882	142,309	757
Foreign
BLADEX S.A.	Banking	12/31/2006	859,399	1,792,266	177,730

In other companies
- Non-subsidiaries
In Argentina
Banelco S.A.	Network administration	12/31/2006	23,599	54,525	13,386
Frigorífico Bermejo S.A.	Meat-packaging	12/31/2005	3,399	6,858	(6,549)
Provincanje S.A.	Swap of securities	06/30/2006	9,000	10,027	112
Proin S.A.	Juice production	09/30/2005	4,604	7,127	174
El Taura S.A.	Hotel construction and exploitation	12/31/2004	420	3,422	(199)
Tunas del Chaco S.A. (2)	Agriculture	12/31/2005	12	1,163	(5)
Emporio del Chaco S.A. (2)	Agriculture	12/31/2005	12	1,149	(15)
Campos del Chaco S.A. (ex Prosopis S.A.) (2)	Agriculture	12/31/2005	12	1,013	(53)
Utility Companies	Utilities
Cross Sale S.A.	Sale	11/30/2004	12	13	(124)
SEDESA	Deposit guarantee fund management	12/31/2005	1,000	11,978	325
Argentina de Hoteles S.A.	Hotel services	10/31/2005	1,585	4,470	(403)
Sanatorio Las Lomas S.A.	Medical clinic	06/30/2006	8,889	15,893	657
Argencontrol S.A.	Agency	12/31/2005	700	884	15
Macro Warrants S.A.	Warrants	09/30/2005	500	759	162
Papel Misionero S.A.	Paper manufacture	12/31/2005	40,210	165,811	26,351
Vizora Desarrollos Inmobiliarios SA	Real estate	12/31/2005	30	387	(177)

Foreign
SWIFT S.A.	Services	12/31/2005	444,205	808,259	27,977

(1)	Net of a negative goodwill amounting to 483 as of March 31, 2007 and December 31, 2006.

(2)	See Note 7(d).

(3)	As of March 31, 2007 and December 31, 2006, the Bank carried 1,016 as allowance for impairment in value (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Net book value at beginning				Depreciation for the period		Net book
Item	of fiscal year	Additions	Transfers	Retirements	Years of useful life	Amount	value at end of period
Bank premises and equipment
Buildings	128,255	253			50	1,140	127,368
Furniture and facilities	12,652	1,294			10	823	13,123
Machinery and equipment	37,584	7,058			5	2,905	41,737
Vehicles	23,130	76		76	5	1,364	21,766
Total	201,621	8,681		76		6,232	203,994

Other assets
Works in progress	21,334	5,989					27,323
Works of art	1,048						1,048
Prepayments for the purchase of assets	3,522	916		3,551			887
Assets acquired by attachment in aid of execution	13,426			95	50	57	13,274
Leased buildings	9,434			5,907	50	32	3,495
Stationery and office supplies	914	3,380		2,745			1,549
Other assets	104,160	534		843	50	182	103,669
Total	153,838	10,819		13,141		271	151,245

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Net book value at beginning				Amortization for the period			Net book value at
Item	of fiscal year	Additions		Retirements	Years of useful life	Amount		end of period
Goodwill	66,607				10	1,932		64,675

Organization and development costs (1)	84,134	9,389	(2)		5	7,155	(2)	86,368

Total	150,741	9,389				9,087		151,043

(1) This mainly includes the cost of information technology projects contracted from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders paid mentioned in (2) below.

(2) It includes differences resulting from court orders amounting to 757 and 4,130, respectively, which are nondeductible for the determination of the computable equity (see note 3.3.l.2.).

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007		12/31/2006
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,084,183	18.92	1,130,850	21.75
50 next largest customers	1,189,243	20.75	959,835	18.46
100 next largest customers	482,620	8.42	398,611	7.67
Other customers	2,974,392	51.91	2,709,424	52.12
Total	5,730,438	100.00	5,198,720	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	4,615,704	734,554	257,109	100,119	22,937	15	5,730,438

Other liabilities from financial intermediation

Central Bank of Argentina	829						829
Banks and international Institutions	7	4,165	1,992	155,035			161,199
Non-subordinated corporated bonds			6,809			465,105	471,914
Financing received from Argentine financial Institutions	20,415	383	574	1,148	2,296	38,452	63,268
Other	153,382						153,382

	174,633	4,548	9,375	156,183	2,296	503,557	850,592

Subordinated corporate bonds (1)	33,500	12,974	12,426	388	775	466,268	526,331

Total	4,823,837	752,076	278,910	256,690	26,008	969,840	7,107,361

(1) It includes, under "Up to 1 month" and "Over 3 months and up to 6 months", the amounts due to the Business Enterprise Reconstruction Trust Fund mentioned in note 10.a).

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

			Decreases
Breakdown	Balances at beginning of fiscal year	Increases (1)	Write off	Reversals	Balances at end of period

ALLOWANCES
Loans
For loan losses and impairment in value	124,146	6,724	1,306	1,394	128,170
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	2,661	494	7		3,148
Assets subject to financial leases
For uncollectibility risk	1,611	357			1,968
Investments in other companies
For impairment in value	1,016				1,016
Other receivables
For uncollectibility risk	14,647	168	39	342	14,434

Total allowances	144,081	7,743	1,352	1,736	148,736

PROVISIONS
Contingent commitments	1,674	51		3	1,722
For other contingencies	50,637	563	414	1,142	49,644

Total liabilities	52,311	614	414	1,145	51,366

(1) See note 3.3.f).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

Shares			Capital stock
Class	Number	Votes per share	Issued and outstanding (1)	Paid in (1)

Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	672,707,767	1	672,707	672,707

Total	683,943,437		683,943	683,943

(1) Related to Ps. 683,943,437 (See note 9).

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007										12/31/2006
	Total Parent company and	Total per currency
	Argentine	US dollar	Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	branches		sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total

ASSETS
Cash	353,688	344,267	988	300	33	245	226	17	13	7,599	492,872
Government and private securities	131,409	131,409									96,390
Loans	566,444	566,444									446,180
Other receivables from financial intermediation	484,901	484,893								8	431,692
Investments in other companies	112,446	112,446									108,813
Other receivables	4,870	4,838								32	6,385

Total	1,653,758	1,644,297	988	300	33	245	226	17	13	7,639	1,582,332

LIABILITIES
Deposits	833,666	833,666									749,178
Other liabilities from financial intermediation	798,675	793,289	569	59						4,758	278,503
Other liabilities	633	630								3	1,102
Subordinated corporate bonds	523,600	523,600									504,768

Total	2,156,574	2,151,185	569	59						4,761	1,533,551

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	66,807	66,697								110	73,351
Control	924,194	805,890	1	1						118,302	849,331
Derivatives	12,103	12,103
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	187,998	183,196								4,802	105,503

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

	03/31/2007		12/31/2006
Item	In normal situation	Total	Total

Loans
Overdrafts	5,616	5,616	7,782
Without Senior guarantees or counter-guarantees	5,616	5,616	7,782
Documents	298	298	279
Without Senior guarantees or counter-guarantees	298	298	279
Credit cards	276	276	296
Without Senior guarantees or counter-guarantees	276	276	296
Other	17,367	17,367	20,438
Without Senior guarantees or counter-guarantees	17,367	17,367	20,438

Total loans	23,557	23,557	28,795

Other receivables from financial intermediation	337	337	73

Assets subject to financial leases and other	267	267	5,795

Contingent Commitments	6,136	6,136	5,021

Investments in other companies	1,702,099	1,702,099	1,554,023
Total	1,732,396	1,732,396	1,593,707

Allowances / Provisions	296	296	399

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2007
(Translation of financial statements originally issued in Spanish - See note 21)
(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Amount
Options	Other	Private securities	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	294,421

Options	Other	Argentine government securities	Other	Over The Counter - Residents in Argentina - Non-financial sector	102,767

Forward	Intermediation - own account	Argentine government securities	With delivery of underlying asset	Over The Counter - Residents in Argentina - Financial sector	101,088

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	BCBA (Buenos Aires stock exchange)	18,923

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	985,298

Futures	Intermediation - own account	Argentine government securities	With delivery of underlying asset	Foreign self-regulated markets	67,127

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	Rosario Futures Exchange (ROFEX)	445,537

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	111,606

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See Note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2007	12/31/2006

ASSETS

A. CASH
Cash on hand	562,312	564,191
Due from banks and correspondents	1,361,720	2,062,609
Other	109	108
	1,924,141	2,626,908

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings for trading or financial intermediation	305,060	304,065
Unlisted government securities	15,705	13,441
Instruments issued by the Central Bank of Argentina	3,997,480	2,787,019
Investments in listed private securities	167,454	118,459
less: Allowances (Note 8.)	(29)	(29)
	4,485,670	3,222,955

C. LOANS (Note 5.)
To the non-financial government sector	796,845	774,273
To the financial sector	635,461	436,930
To the non-financial private sector and foreign residents
Overdrafts	1,015,261	1,103,270
Documents	574,973	543,734
Mortgage loans	447,762	426,138
Pledged loans	294,145	300,949
Personal loans	1,761,848	1,431,105
Credit cards	538,008	497,872
Other (Note 10.1.)	1,379,166	1,131,315
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	105,546	101,744
less: Unposted payments	(166)	(139)
less: Unearned discount	(12,276)	(11,505)
less: Allowances (Note 8.)	(209,126)	(208,581)
	7,327,447	6,527,105

Jorge H. Brito
Chairperson

	03/31/2007	12/31/2006

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	153,011	119,954
Amounts receivable from spot and forward sales pending settlement	859,152	213,605
Securities and foreign currency receivable from spot and forward purchases pending settlement	238,488	140,717
Premiums on options taken		868
Unlisted corporate bonds (Note 5.)	12,771	12,661
Receivables from forward transactions without delivery of underlying asset		110
Other receivables not covered by debtors classification standards (Note 10.2.)	666,480	557,870
Other receivables covered by debtors classification standards (Note 5.)	61,829	47,108
less: Allowances (Note 8.)	(183,565)	(178,319)
	1,808,166	914,574

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Note 5.)	310,638	282,129
less: Allowances (Note 8.)	(4,081)	(3,489)
	306,557	278,640

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	439	429
Other	11,128	11,116
less: Allowances (Note 8.)	(1,172)	(1,172)
	10,395	10,373

G. OTHER RECEIVABLES
Receivables from sale of assets (Note 5.)	23,799	26,330
Minimum presumed income tax - Tax Credit	23,432	47,780
Other (Note 10.3.)	178,034	155,038
Accrued interest and adjustments receivable on receivables from sale of assets (Note 5.)	374	302
Other accrued interest and adjustments receivable	62	66
less: Allowances (Note 8.)	(37,800)	(36,153)
	187,901	193,363

H. BANK PREMISES AND EQUIPMENT, NET	339,050	336,251

I. OTHER ASSETS	201,368	202,765

J. INTANGIBLE ASSETS
Goodwill	78,852	81,164
Organization and development costs	112,696	110,015
	191,548	191,179

K. ITEMS PENDING ALLOCATION	721	859

TOTAL ASSETS	16,782,964	14,504,972

Jorge H. Brito
Chairperson

	03/31/2007	12/31/2006
LIABILITIES

L. DEPOSITS (Note 7.)
From the non-financial government sector	1,247,058	1,295,630
From the financial sector	6,050	5,078
From the non-financial private sector and foreign residents
Checking accounts	2,085,042	1,876,232
Savings accounts	2,070,825	2,097,362
Time deposits	5,140,795	4,380,981
Investment accounts	16,552	18,836
Other (Note 10.4.)	377,917	360,195
Accrued interest, adjustments, foreign exchange and quoted price differences payables	39,378	36,703
	10,983,617	10,071,017

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 7.)
Other	394,109	386,089
Banks and international Institutions (Note 6.)	161,690	176,687
Non-subordinated Corporate Bonds (Note 7.)	458,869
Amounts payable for spot and forward purchases pending settlement	218,916	132,434
Securities and foreign currency to be delivered under spot and forward sales pending settlement	886,946	217,066
Premiums on options sold	1,577	868
Financing received from Argentine financial Institutions (Note 7.)	36,382	47,982
Other (Note 7. and 10.5.)	292,155	250,091
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 7.)	29,854	25,899
	2,480,498	1,237,116

N. OTHER LIABILITIES
Dividends payable	662	662
Profesional fees	9	9
Other (Note 10.6.)	170,214	188,260
	170,885	188,931

O. PROVISIONS (Note 8.)	103,814	104,870

P. SUBORDINATED CORPORATE BONDS (Note 7.)	526,331	507,844

Q. ITEMS PENDING ALLOCATION	1,379	2,052

MINORITY INTERESTS IN SUBSIDIARIES	78,288	78,165

TOTAL LIABILITIES	14,344,812	12,189,995

SHAREHOLDERS' EQUITY	2,438,152	2,314,977

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,782,964	14,504,972

Jorge H. Brito
Chairperson

	03/31/2007	12/31/2006
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	11,695,107	10,333,170
Contingent	3,439,173	3,286,537
Loans borrowed (unused amounts)
Guarantees received	2,840,804	2,718,097
Other not covered by debtors classification standards	493	459
Contingent debit-balance contra accounts	597,876	567,981
Control	6,787,148	6,041,123
Receivables classified as irrecoverable	866,623	879,769
Other (Note 10.7.)	5,772,572	5,028,310
Control debit-balance contra accounts	147,953	133,044
Derivatives	1,038,051	574,775
Notional value of call options taken	119,345	159,804
Notional value of put options taken	33,923	50,649
Notional value of forward transactions without delivery of underlying asset	518,389
Derivatives debit-balance contra accounts	366,394	364,322
Trust activity	430,735	430,735
Trust funds	430,735	430,735

CREDIT-BALANCE ACCOUNTS	11,695,107	10,333,170
Contingent	3,439,173	3,286,537
Unused portion of loans granted, covered by debtors classification standards (Note 5.)	9,252	9,120
Guarantees provided to the Central Bank of Argentina	184,677	180,908
Other guarantees provided covered by debtors classification standards (Note 5.)	214,292	243,057
Other guarantees provided not covered by debtors classification standards	43,649	43,289
Other covered by debtors classification standards (Note 5.)	146,006	91,607
Contingent credit-balance contra accounts	2,841,297	2,718,556
Control	6,787,148	6,041,123
Checks to be credited	147,953	133,044
Control credit-balance contra accounts	6,639,195	5,908,079
Derivatives	1,038,051	574,775
Notional value of call options sold	80,709	91,071
Notional value of put options sold	246,931	245,675
Notional value of forward transactions without delivery of underlying asset	38,754	27,576
Derivatives credit-balance contra account	671,657	210,453
Trust activity	430,735	430,735
Trust activity credit-balance contra accounts	430,735	430,735

Note: The accompanying notes 1 through 11 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006
(Translation of financial statements originally issued in Spanish -
See Note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2007	03/31/2006

A. FINANCIAL INCOME
Interest on cash and due from banks	5,185	2,452
Interest on loans to the financial sector	10,090	2,644
Interest on overdrafts	40,010	16,280
Interest on documents	23,858	9,696
Interest on mortgage loans	14,349	9,102
Interest on pledged loans	12,238	9,035
Interest on credit card loans	11,611	5,200
Interest on other loans	100,363	44,783
Interest on other receivables from financial intermediation	4,176	3,821
Income from government and private securities, net (Note 10.8.)	126,490	50,224
Income from guaranteed loans - Presidential Decree No. 1,387/01	8,885	6,478
Net income from options		14
CER (Benchmark Stabilization Coefficient) adjustment	24,562	28,636
CVS (Salary Variation Coefficient) adjustment	359	356
Other (Note 10.9.)	35,328	22,313
	417,504	211,034

B. FINANCIAL EXPENSE
Interest on checking accounts	5,301	622
Interest on savings accounts	2,086	1,709
Interest on time deposits	89,742	36,256
Interest on financing from the financial sector	134	122
Interest on other liabilities from financial intermediation	9,835	3,761
Interest on subordinated bonds	13,731	209
Other interest	2,990	2,906
Net loss from options	504
CER adjustment	15,440	18,969
Other (Note 10.10.)	18,210	11,697
	157,973	76,251

GROSS INTERMEDIATION MARGIN - GAIN	259,531	134,783
C. PROVISION FOR LOAN LOSSES	17,321	8,044

D. SERVICE-CHARGE INCOME
Related to lending transactions	12,930	6,407
Related to deposits	96,644	56,612
Other fees	5,240	4,540
Other (Note 10.11.)	32,037	21,254
	146,851	88,813

Jorge H. Brito
Chairperson

	03/31/2007	03/31/2006

E. SERVICE-CHARGE EXPENSE
Fees	14,022	9,477
Other (Note 1012.)	18,138	8,679
	32,160	18,156

F. ADMINISTRATIVE EXPENSES
Personnel expenses	137,709	79,148
Directors' and statutory auditors' fees	3,460	1,611
Other professional fees	9,601	7,795
Advertising and publicity	9,531	5,003
Taxes	3,070	2,302
Other operating expenses (Note 10.13.)	49,086	28,614
Other	5,093	3,935
	217,550	128,408

NET INCOME FROM FINANCIAL INTERMEDIATION	139,351	68,988

G. OTHER INCOME
Income from long-term investments	976	369
Penalty interest	1,376	1,167
Recovered loans and allowances reversed	27,355	30,673
CER adjustments	128	248
Other (Note 10.14.)	4,527	11,158
	34,362	43,615

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank ok Argentina	18	9
Charges for other receivables uncollectibility and other allowances	4,750	5,334
Amortization of differences from amparos	5,708	3,769
Other (Note 10.15.)	25,064	21,872
	35,540	30,984

MINORITY INTERESTS	(868)	(8)

NET INCOME BEFORE INCOME TAX	137,305	81,611

I. INCOME TAX	14,130	8,716

NET INCOME FOR THE PERIOD	123,175	72,895

Note: The accompanying notes 1 through 11 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006
(Translation of financial statements originally issued in Spanish -
See Note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2007	03/31/2006

CHANGES IN CASH

Cash and cash equivalents at the beginning of the fiscal year	2,626,908	1,189,129
(Decrease) / Increase in cash and cash equivalents	(702,767)	937,539
Cash and cash equivalents at the end of the period	1,924,141	2,126,668

CAUSES OF CHANGES IN CASH

Cash provided by operations
Financial income collected	354,669	210,013
Service-charge income collected	145,261	89,073
Financial expense paid	(126,385)	(102,091)
Service-charge expense paid	(26,828)	(17,840)
Administrative expenses paid	(213,661)	(119,250)
Subtotal	133,056	59,905

Other sources of cash
Net decrease in government and private securities		868,922
Net increase in deposits	907,412
Net increase in other liabilities from financial intermediation (1)	955,700
Net increase in other liabilities	362,172	2,888
Capital increase		465,680
Other sources of cash	84,340	22,485
Subtotal	2,309,624	1,359,975
Total sources of cash	2,442,680	1,419,880

Uses of cash
Net increase in government and private securities	1,223,618
Net increase in loans	776,633	162,372
Net increase in other receivables from financial intermediation	977,324	72,283
Net increase in other assets	139,145	52,592
Net decrease in deposits		100,105
Net decrease in other liabilities from financial intermediation		72,703
Other uses of cash	28,727	22,286
Total uses of cash	3,145,447	482,341
(Decrease) / Increase in cash and cash equivalents	(702,767)	937,539

(1) Including the effect deriving from the issuance of Non-subordinated Corporate Bonds mentioned in note 10.c.2) to the stand-alone financial statements of Banco Macro S.A.

Note: The accompanying notes 1 through 11 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See Note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2007	12/31/2006

COMMERCIAL

In normal situation	4,464,480	4,004,780
With Senior “A” guarantees and counter-guarantees	37,537	26,037
With Senior “B” guarantees and counter-guarantees	351,572	339,078
Without Senior guarantees or counter-guarantees	4,075,371	3,639,665

Subject to special monitoring	22,476	26,651
In observation
With Senior “A” guarantees and counter-guarantees	3,643
With Senior “B” guarantees and counter-guarantees	947	6,058
Without Senior guarantees or counter-guarantees	5,327	7,762
In negotiation or with refinancing agreements
Without Senior guarantees or counter-guarantees	12,559	12,831

Troubled	13,251	24,944
With Senior “A” guarantees and counter-guarantees		3,371
With Senior “B” guarantees and counter-guarantees	3,202	3,050
Without Senior guarantees or counter-guarantees	10,049	18,523

With high risk of insolvency	16,320	16,267
With Senior “B” guarantees and counter-guarantees	5,926	7,310
Without Senior guarantees or counter-guarantees	10,394	8,957

Irrecoverable	20,959	24,608
With Senior “B” guarantees and counter-guarantees	10,197	10,973
Without Senior guarantees or counter-guarantees	10,762	13,635

Subtotal Commercial	4,537,486	4,097,250

Jorge H. Brito
Chairperson

(Continued)

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See Note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2007	12/31/2006

CONSUMER

Performing	3,633,007	3,230,190
With Senior “A” guarantees and counter-guarantees	12,778	18,384
With Senior “B” guarantees and counter-guarantees	786,871	759,573
Without Senior guarantees or counter-guarantees	2,833,358	2,452,233

Inadequate compliance	58,970	38,965
With Senior “A” guarantees and counter-guarantees	30	30
With Senior “B” guarantees and counter-guarantees	10,894	11,198
Without Senior guarantees or counter-guarantees	48,046	27,737

Deficient compliance	24,234	22,345
With Senior “B” guarantees and counter-guarantees	5,655	5,227
Without Senior guarantees or counter-guarantees	18,579	17,118

Difficult recovery	24,288	20,591
With Senior “B” guarantees and counter-guarantees	4,466	3,525
Without Senior guarantees or counter-guarantees	19,822	17,066

Irrecoverable	34,386	34,574
With Senior “A” guarantees and counter-guarantees	250	249
With Senior “B” guarantees and counter-guarantees	13,783	15,406
Without Senior guarantees or counter-guarantees	20,353	18,919

Irrecoverable according to Central Bank's rules	3,163	4,085
With Senior “B” guarantees and counter-guarantees	404	390
Without Senior guarantees or counter-guarantees	2,759	3,695

Subtotal Consumer	3,778,048	3,350,750
Total	8,315,534	7,448,000

Note: The accompanying notes 1 through 11 to the consolidated financial statements and the exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.	SIGNIFICANTACCOUNTING POLICIES AND SUBSIDIARIES

According to the procedures provided in Central Bank Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has made a line-by-line consolidation of its balance sheets as of March 31, 2007 and December 31, 2006, and the statements of income and cash flows for the three-month periods ended March 31, 2007 and 2006, with those of the subsidiaries detailed below, for the three-month periods and years then ended:

	Shares			Percentage of		Value obtained by the
Company	Type	Number		Capital stock	Possible votes	equity method

Nuevo Banco Suquía S.A.	Common	303,700,000		99.984%	99.984%	788,089	(a)

Nuevo Banco Bisel S.A. (h)	Common	650,650,000	(b)	71.400%	77.000%	684,935

Banco del Tucumán S.A. (h)	Common	395,279	(c)	89.918%	89.918%	95,235

Sud Bank & Trust (d)	Common	9,816,899		99.999%	99.999%	111,890

Macro Securities S.A. Sociedad de Bolsa	Common	9,405,000	(e)	99.000%	99.000%	12,859

Sud Inversiones & Análisis S.A.	Common	2,297,263		98.000%	98.000%	6,268

Macro Fondos S.G.F.C.I. S.A.	Common	47,750	(f)	19.100%	19.100%	982

Macro Valores S.A.	Common	249,868	(g)	99.950%	99.950%	481

Red Innova Administradora de Fondos de Inversión S.A. (h)	Common	2,744		51.000%	51.000%	297

(a)	Net of negative goodwill for 483.

(b)	Banco Macro S.A. has an indirect equity interest in such bank of 21.33% in the capital stock and 23.00% in voting rights (through the subsidiary Nuevo Banco Suquía S.A.).

(c)	See also note 2.5 to the Bank’s stand-alone financial statements.

(d)	Sud Bank & Trust consolidates with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 171).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(e)
Theeffect of 8,464,500 shares to be received from the capital increase is considered. Such transaction was approved by the Special Unanimous Shareholders’ Meeting of Macro Securities S.A Sociedad de Bolsa held on March 30, 2007. As of the date of issuance of these financial statements, the registration with the IGJ (a regulatory agency for argentine business associations) of the capital increase was still pending.

Additionally, Banco Macro S.A. has an indirect equity interest of 1% in Macro Securities S.A. Sociedad de Bolsa (through its subsidiary Sud Inversiones & Análisis S.A.), in addition to the direct equity interest of 99% in such company.

(f)	Consolidated through S.I.A.S.A., its Parent Company (interest in capital stock and voting rights: 80.90%).

(g)
The effect of 1,618,852 shares to be received from the capital increase and the simultaneous redemption of 2,718,274 shares as a result of the voluntary reduction in capital stock are considered. Such transactions were approved by the General Special Unanimous Shareholders’ Meeting of Macro Valores S.A. held on June 30, 2006. As of the date of these financial statements, the registration with the IGJ of the abovementioned capital increase and voluntary reduction was still pending.

(h)	Consolidated companies only as of March 31, 2007 and December 31, 2006 (see notes 2.5., 2.6. and 2.7. to the Bank's stand-alone financial statements).

The receivables/payables and income (loss) from transactions between the institutions were eliminated in the consolidation process.

Furthermore, prior to consolidation, the financial statements of Sud Bank & Trust Company Limited (consolidated with Sud Asesores (ROU) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. were adapted to the professional accounting standards effective in the City of Buenos Aires and the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

a)
Assets and liabilities were translated at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the three-month period ended March 31, 2007, and the fiscal year ended December 31, 2006.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

d)
The amounts of the accounts in the statement of income for the three-month periods ended March 31, 2007, and 2006, were translated into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Other income - Income from long-term investments” and “Financial income - Other” or “Financial expense - Other”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.) and Red Innova Administradora de Fondos de Inversión S.A. as of March 31, 2007, considering the translation process mentioned above are as follows:

•	Sud Bank and Trust Company Limited (consolidated with Sud Asesores R.O.U. S.A.):

	In thousands	In thousands
	of USD	of Ps.

Assets	233,073	722,691

Liabilities	196,988	610,801

Shareholders’ equity	36,085	111,890

•	Red Innova Administradora de Fondos de Inversión S.A.:

	In thousands	In thousands
	of UYU	of Ps.

Assets	4,704	614

Liabilities	238	31

Shareholders’ equity	4,466	583

The table below shows the assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each one of its subsidiaries as of March 31, 2007:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

					Sud Bank
		Nuevo	Nuevo	Banco	& Trust
	Banco	Banco	Banco	del	Company	Other		Banco Macro
	Macro	Suquía	Bisel	Tucumán	Limited	subsidiaries		S.A.
	S.A.	S.A.	S.A.	S.A.	(1)	(2)	Eliminations	(consolidated)

Assets	10,920,731	4,137,892	2,971,695	960,616	722,691	63,998	2,994,659	16,782,964

Liabilities	8,482,579	3,349,190	2,015,108	854,703	610,801	43,549	1,011,118	14,344,812

Shareholders’
equity	2,438,152	788,702	956,587	105,913	111,890	20,449	1,983,541	2,438,152

Income (loss)	123,175	57,992	41,398	4,436	3,635	1,771	109,232	123,175
(1)	Figures related to Sud Bank & Trust consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Macro Valores S.A. and Red Innova Administradora de Fondos de Inversión S.A.

2.	VALUATION METHODS

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

3.	RESTRICTED ASSETS

Certain assets are restricted as follows:

3.1.	Nuevo Banco Suquía S.A.:

a)
As of March 31, 2007, and December 31, 2006, Nuevo Banco Suquía S.A. had provided in guarantee 6,433 and 5,913, respectively, regarding credit card transactions, and 999 and 1,088, respectively, for other security deposits.

b)
As of March 31, 2007 and December 31, 2006, Nuevo Banco Suquía S.A. recorded 46,920 and 37,011, respectively, in the “Other receivables from financial intermediation - Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

c)
As of December 31, 2005, Nuevo Banco Suquía S.A. had provided the Class “A” Bond Certificate of Participation in the Suquía Trust as guarantee for the loan granted by the Central Bank to such bank to purchase “Argentine Government Bonds 2005, 2007 and 2012,” which would be used for the deposit exchange option exercised by the holders of deposits with Nuevo Banco Suquía S.A. This guarantee covered principal, adjustments and interest up to the maximum amount of 178,056.

The Central Bank accepted the exchange of this guarantee for Guaranteed Loans and registered mortgage bills. As of March 31, 2007, these guarantees amounted to 211,986 in Guaranteed Loans and 23,587 in registrable mortgage bills.

As of March 31, 2007 and December 31, 2006, such loan amounted to 207,783 and 203,437, respectively.

3.2.	Banco del Tucumán S.A.:

a)
As of March 31, 2007 and December 31, 2006, Banco del Tucumán S.A. recorded 14,329 and 14,305 respectively, in the “Other receivables from financial intermediation - Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar transactions.

b)	As of March 31, 2007 and December 31, 2006, Banco del Tucumán S.A. recorded 357 and 343 respectively, under “Other receivables - Other - Security deposits” to secure credit card transactions.

3.3.	Nuevo Banco Bisel S.A.:

a)
As of March 31, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. continued to keep as security the prepayments for the acquisition of Argentine Government Bonds (section 14, Presidential Decree 905/02, “Canje I”) for an amount of 184,678 and 180,908, respectively. To secure the prepayments of the Boden exchange, Nuevo Banco Bisel S.A. transferred in favor of the Central Bank BODEN 2007, for a face value of Ps. 131,197,500, Guaranteed Loans for a face value of Ps. 61,861,822, and Book-entry Mortgage Bills for a face value of Ps. 29,667,837 recorded in the amount of 193,632 and 221,329, respectively.

b)
As of March 31, 2007 and December 31, 2006, Nuevo Banco Bisel S.A. recorded 11,148 and 8,648, respectively, in the “Other receivables from financial intermediation - Central Bank” account related to the amounts in the special guarantee checking accounts with the Central Bank for transactions related to the electronic clearing houses and similar ones.

c)
As of March 31, 2007 and December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” the funds related to credit card transactions for an amount of 5,829 and 5,542 respectively; funds to guarantee expenses and financial trusts liquidity for 1,010 and 1,137 respectively, and other minor guarantees for 126 and 140, respectively. In addition, as of both dates, it included 200 that was withheld by the purchaser for the sale of Bisel Servicios S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

d)
As of March 31, 2007, and December 31, 2006, Nuevo Banco Bisel S.A. included under “Other receivables” receivables from foreign correspondents for 7,516 and 7,417 acquired from Bisel trust and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors.

3.4.	Macro Securities S.A. Sociedad de Bolsa:

a)
As of March 31, 2007, and December 31, 2006, the two shares in Mercado de Valores de Buenos Aires S.A., which are disclosed in the “Investments in other companies” account in the amount of 1,452 (owned by Macro Securities S.A. Sociedad de Bolsa), are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A." under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s failure to comply with its obligations.

b)
Investments in Tunas del Chaco S.A., Emporio del Chaco S.A. y Campos del Chaco S.A. (formerly Proposis S.A.) in the amount of 775, 725 and 618, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

See also note 7 to the Bank’s stand-alone financial statements.

4.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of March 31, 2007:

	Outstanding	% of total
Item	balance	portfolio

10 largest customers	1,954,292	23.50
50 next largest customers	1,246,598	14.99
100 next largest customers	583,363	7.02
Other customers	4,531,281	54.49
Total	8,315,534	100.00

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

5.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of March 31, 2007:

	Maturity
	Up to 12	Over 12
Item	months	months	Total

To the nonfinancial government
sector	65,638	745,866	811,504
To the financial sector	621,323	22,850	644,173
To the nonfinancial private sector
and foreign residents	4,673,232	2,186,625	6,859,857
Total	5,360,193	2,955,341	8,315,534

6.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of March 31, 2007:

	Outstanding	% of total
Item	balance	portfolio

10 largest customers	1,097,778	9.99
50 next largest customers	1,420,420	12.93
100 next largest customers	748,949	6.82
Other customers	7,716,470	70.26
Total	10,983,617	100.00

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

7.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the breakdown of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of March 31, 2007:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	10,960,411	23,206	10,983,617

Other liabilities from financial intermediation
Central Bank of Argentina	68,105	326,017	394,122
Banks and International Organizations	163,716		163,716
Non-subordinated corporate bonds	6,809	458,869	465,678
Financing received from financial institutions in
Argentina	16,485	40,903	57,388
Other	292,155		292,155
	547,270	825,789	1,373,059
Subordinated corporate bonds	59,288	467,043	526,331
Total	11,566,969	1,316,038	12,883,007

8.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2007:

	Balances at		Decreases		Balances at
	beginning of		Write		end of
Item	year	Increases	off	Reversals	period

Allowances
For government and private securities	29				29

For loans	208,581	15,977	7,297	8,135	209,126

For other receivables from financial intermediation	178,319	8,102	137	2,719	183,565

For assets subject to financial lease	3,489	662		70	4,081

For investments in other companies	1,172				1,172

For other receivables	36,153	2,133	66	420	37,800

Total	427,743	26,874	7,500	11,344	435,773

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	Balances at		Decreases		Balances at
	beginning		Write		end of
Item	of year	Increases	off	Reversals	period

Provisions
For contingent commitments	1,674	119		3	1,790

For negative goodwill	483				483

For other contingencies	102,217	2,498	2,340	1,142	101,233

For severance pay	496		188		308

Total	104,870	2,617	2,528	1,145	103,814

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of March 31, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	Amount

Futures / foreign currency	557,143
Futures / government securities	1,223,864
Options / foreign currency	55,730
Options / Boden coupons	127,587
Options / Stock index	3,171
Options / other	294,421
Forward / government securities	248,242

In addition, positions of transactions effective as of March 31, 2007, are as follows:

•	Net position of repurchase agreements: 535,002 (liability).

•	Position of forward government securities transactions: 248,242 (liability).

•	Net position of forward foreign-currency transactions: 479,635 (asset) (a).

•	Position of stock call options purchased: 119,345 (b).

•	Position of trust debt securities call options sold: 21,808 (c).

•	Position of stock put options sold: 119,345 (b).

•	Position of foreign currency call options sold: 55,730.

•	Position of stock index put options sold: 3,171.

•	Position of trust debt securities call options purchased: 33,923 (c).

•	Position of put options sold on Boden 2012 and 2013 coupons (Presidential Decrees Nos. 905/02 and 1,836/02): 127,587 (d).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(a) See note 11.a) to the Bank’s stand-alone financial statements.

(b) See note 11.b) to the Bank’s stand-alone financial statements.

(c) See note 11.c) to the Bank’s stand-alone financial statements.

(d) See note 11.d) to the Bank’s stand-alone financial statements.

10.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As mentioned in note 1 to the consolidated financial statements, the information as of March 31, 2006, does not include income (loss) generated by Nuevo Banco Bisel S.A., Banco del Tucumán S.A. and Red Innova Administradora de Fondos de Inversión S.A., since such interests were acquired after the abovementioned date. The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

		03/31/2007	12/31/2006

10.1)	Loans - Other

	Other loans	716,115	629,929
	Export financing and prefinancing	658,138	499,595
	Government securities	3,121
	Documentary credits	1,792	1,791
		1,379,166	1,131,315

10.2)	Other receivables from financial intermediation - Other not covered by
	debtor classification standards

	Certificates of participation in financial trusts	535,655	448,710
	Debt securities in financial trusts	126,756	90,133
	Unaccrued premiums on repurchase agreements	603	1,518
	Other	3,466	17,509
		666,480	557,870

10.3)	Other receivables - Other

	Sundry receivables	71,464	67,332
	Tax prepayments	41,749	29,997
	Security deposits	35,709	30,971
	Advance payments	28,950	25,705
	Other	162	1,033
		178,034	155,038

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

		03/31/2007	12/31/2006

10.4)	Deposits - Other

	Balances of accounts without movements	190,557	182,990
	Unemployment fund for workers of the building
	industry	38,911	33,984
	Special deposits related to inflows of foreign funds
		28,881	14,002
	Security deposits	10,208	9,908
	Orders payable	644	1,972
	Other	108,716	117,339
		377,917	360,195

10.5)	Other liabilities from financial intermediation - Other

	Collections and other transactions on account and
	behalf of others	58,383	59,508
	Other withholdings and additional withholdings	57,826	48,653
	Purchase financing payables	47,296	34,749
	Miscellaneous not subject to minimum cash
	requirements	42,576	46,388
	Retirement pension payment orders pending
	settlement	28,204	14,139
	Other payment orders pending settlement	19,790	17,323
	Miscellaneous subject to minimum cash requirements	1,506	3,441
	Miscellaneous	36,574	25,890
		292,155	250,091

10.6)	Other liabilities - Other

	Taxes payable	85,401	100,043
	Miscellaneous payables	47,801	47,168
	Salaries and payroll taxes payable	21,825	26,333
	Withholdings on salaries to be paid over	5,841	5,375
	Prepayment for the sale of assets	4,579	4,581
	Other	4,767	4,760
		170,214	188,260

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

		03/31/2007	12/31/2006

10.7)	Memorandum accounts - Debit-balance accounts - Control - Other

	Checks and securities in custody	4,858,275	4,153,895
	Managed portfolio	432,979	493,783
	Checks and securities to be debited	192,152	199,141
	Checks and securities to be collected	158,390	63,843
	Other	130,776	117,648
		5,772,572	5,028,310

		03/31/2007	03/31/2006

10.8)	Financial income - Net income from
	government and private securities

	Income from government securities	109,387	38,679
	Income from certificates of participation in financial
	trusts	13,119	7,441
	Other	3,984	4,104
		126,490	50,224

10.9)	Financial income - Other

	Income from assets subject to financial lease	12,131	5,217
	Interest on loans for export prefinancing and
	financing	8,925	1,631
	Foreign currency exchange difference	5,171	9,699
	Premiums on reverse repurchase agreements with
	the financial sector	4,856	2,734
	Other	4,245	3,032
		35,328	22,313

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

		03/31/2007	03/31/2006

10.10)	Financial expense - Other

	Turnover tax	11,287	5,537
	Contribution to the guarantee fund	4,329	2,551
	Premiums on repurchase agreements with the
	financial sector	145	2,094
	Other	2,449	1,515
		18,210	11,697

10.11)	Service-charge income - Other

	Debit and credit card income	13,564	9,700
	Rental of safe deposit boxes	3,117	1,789
	Other	15,356	9,765
		32,037	21,254

10.12)	Service-charge expense - Other

	Turnover tax	6,310	3,666
	Debit and credit card expense	5,490	3,332
	Other	6,338	1,681
		18,138	8,679

10.13)	Administrative expenses - Other operating expenses

	Depreciation of bank premises and equipment	9,821	5,512
	Electric power and communications	8,823	4,713
	Maintenance, conservation and repair expenses	8,748	4,659
	Security services	8,293	5,224
	Leases and rentals	4,608	2,886
	Amortization of organization and development expenses	3,788	3,012
	Stationery and office supplies	3,392	1,672
	Insurance	1,613	936
		49,086	28,614

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

		03/31/2007	03/31/2006

10.14)	Other income - Other

	Other adjustments and interest on other receivables	861	574
	Gain (loss) on transactions or sale of bank premises
	and equipment, and other assets	655	1,411
	Credit cards	299	411
	Leases and rentals	132	195
	Certifications	89	79
	Sale of guaranteed loans		4,987
	Checkbook and statement issuance fees		113
	Other	2,491	3,388
		4,527	11,158

10.15)	Other expense - Other

	Tax on bank account transactions
		5,669	3,303
	Corporate bonds issuance expenses	5,189
	Commissions of the placing agent for the public
	offering of shares		12,167
	Non-computable VAT credit	3,325	2,531
	Loss on transactions or impairment in value of bank
	premises and equipment, and other assets	2,561	123
	Goodwill amortization	2,313	206
	Depreciation of other assets	432	414
	Donations	273	168
	Turnover tax	264	223
	Guarantee fund and credit card losses
		20
	Other	5,018	2,737
		25,064	21,872

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

11.	TRUST AGREEMENTS

11.1. Sud Inversiones y Análisis S.A.

a) Transporte Automotor Plaza S.A. trust

On May 7, 1998, Sud Inversiones y Análisis S.A., Transporte Automotor Plaza S.A. and the former Banco Bansud S.A. (currently Banco Macro S.A.), in their capacities as trustee, trustor and beneficiary, respectively, entered into a trust agreement to secure the guarantee provided by the former Banco Bansud S.A. to the trustor on certain bills of exchange issued for acquiring passenger transportation buses from Scania Latinoamérica Ltda. and whereby the trustor assigned to the Trust:

•	The rights over the amounts resulting from 15% of income generated per day as a result of the exploitation of public passenger transportation services, and

•	A daily amount equivalent to the value of the bills to fall due in the six-month period divided by the number of working days of such period.

The Trustee deposits the funds collected as previously mentioned in a trust account. The funds previously mentioned are immediately reimbursed to the trustor provided there are no events of default or delay in the fulfillment of any obligation assumed towards the beneficiary.

Banco Macro S.A. recorded the payments made in relation to the guarantee granted under “Loans”.

Afterwards, on September 25, 2003, it was agreed to restructure such debt, keeping the trust as guarantee for the loan granted. However, the trust did not operate since such date; therefore, no assets or liabilities are recorded.

b) Luján trust

On May 20, 2003, a trust agreement was entered into between Federalia S.A. de Finanzas, in its capacity as trustor, and Sud Inversiones y Análisis S.A., in its capacity as trustee, whereby a financial trust named “Luján” was created to sell the corpus assets (real property), and to pay off the certificates of participation issued with the proceeds. For such purpose, certificates of participation were issued in two classes: Class “A” in the amount of 34,800, and class “B”, whose redemption value is subordinate to the actual payment of the full amount of the class “A” certificate of participation, plus any interest and, consequently, will confer the right to the remaining proceeds of the sale.

On July 15, 2004, the parties agreed to split class “A” certificates of participation into two certificates of participation, the class “Nuevo A” certificate of participation for 26,542, with a priority right, and class “A Prima” certificate of participation in the amount of 8,258, subordinate to “Nuevo A” certificate of participation. Subsequently, on October 14 and November 24, 2004, the parties agreed to reduce the Certificate of Participation class “Nuevo A”, which was issued for a face value of 18,507, and increase the face value of the Certificate of Participation class “A PRIMA” to 16,293.

As per the latest financial statements available issued by the trust, corpus assets amounted to about 49,400.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

c) Mypes II (a) trust

On May 26, 2004, Sud Inversiones y Análisis S.A., in its capacity as trustee, entered into a trust agreement with the Federal Executive, through the Ministry of Economy and Production, hereinafter “Trustor-Beneficiary”, the Under-department of Small- and Medium-sized Enterprises belonging to the Ministry of Economy and Production, in its capacity as executor and organizer, whereby an ordinary trust called “Mypes II (a)” was created for the purpose of granting financial assistance to small- and medium-sized enterprises:

The trust is made up of the following corpus assets:

•	The funds contributed by the Trustor - Beneficiary;

•	The loans granted by the intermediary financial institutions (IFI’s), which are assigned and discounted by the Trustee; and

•	The rights and privileges arising from the assignment of receivables as guarantee or pledge in favor of the trust.

The loans that the IFIs will discount the Trustee will be granted to the Mypes (medium- and small-sized companies) eligible for such financing under the Loan Agreement BID 1,192/OC and the trust agreement.

The trust agreement was amended through Resolution No. 389/2005 issued by the Ministry of Economy and Production to support through credit the increase in the production capacity of micro-, small- and medium-sized companies, for the purpose of improving their market competitiveness and help reduce unemployment.

The trust agreement was amended through Resolution No. 967/2006 issued by the Ministry of Economy and Production to improve the credit lie operating capacity.

The first trust will end three years after the date on which the trust was created (first disbursement on September 26, 2005), unless the trustor extends the term.

d) Northia trust

On December 31, 2004, Sud Inversiones y Análisis S.A., in its capacity as trustee, Laboratorios Northia S.A.C.I.F.I.A., in its capacity as trustor and/or debtor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Northia trust”, the purpose of which is to guarantee the repayment, when due, of the obligations assumed by the trustor by virtue of the loan granted by Banco Macro S.A.

The Trustor assigns and transfers to the Trust:

•	The collection rights derived from the sales of products made (but not yet paid) and those to be made by the trustor in the future;

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

•	The amounts the trustor is entitled to collect by virtue of the pharmaceuticals supply and/or production agreements;

•	The trustor's collection of its present and future billing;

•	The amounts that the trustor is entitled to collect for any reason and for whatever items related to and/or directly or indirectly resulting from the trustor’s products or business activities; and

•	The amounts that the trustor is entitled to collect for any reason whatsoever, either past and/or present and/or future related to the production and sale of its products.

This trust will end with the settlement of the mentioned above obligations.

e) Pulte trust

On January 6, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, Pulte S.R.L., in its capacity as trustor and Banco Macro S.A., in its capacity as beneficiary, entered into a guarantee trust agreement called “Pulte trust”, the purpose of which is to guarantee the timely performance of the obligations assumed by the trustor by virtue of the loan granted by the beneficiary.

On March 7, 2006, Pulte S.R.L. settled all the obligations assumed with Banco Macro S.A., in guarantee of which the referred trust had been created. The related procedures are being carried out to end “Pulte trust”.

f) San Isidro trust

On June 4, 2001, Banco Macro S.A. (replaced as from February 25, 2005, by Sud Inversiones y Análisis S.A.), as trustee , and the former Banco República S.A. de Finanzas, as trustor, entered into a trust agreement, whereby the “San Isidro” financial trust was set up. Under such agreement, the trustor assigned the trustee the fiduciary ownership of the property and a plot of land located in the San Isidro district, Province of Buenos Aires, in order to realize them and use the proceeds to settle the certificates of participation: class “A”, amounting to USD 2,988,000; class “B” for USD 3,546,000, and class “C” for the remainder. Subsequently, such certificates were switched into pesos a provided by Presidential Decree No. 214/02, as amended and supplemented.

As per the latest financial statements available issued by the trust, corpus assets amounted to about 25,689.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

g) Onext financial trust

On May 19, 2005, Banco Macro S.A., Banco Credicoop Cooperativo Limitado, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacities as trustors, Sud Inversiones y Análisis S.A., as trustee, and Dalvian S.A. and Tecan Austral S.A, entered into an agreement whereby “Onext financial trust” was set up, by virtue of which the trustors assigned the following to the Trust:

•	Banco Macro S.A., the amount of 16,060.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

•	Credicoop, the amount of 16,060.

•
Dalvian House: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land, and

•
Conjunto los Cerros: the plots of land owned, including: a) the right to obtain and use the authorizations and any type of permissions in connection with such plots of land; and b) the price that might be obtained from any sale and/or any other way of legal divestiture of the plots of land.

The purpose of such trust is to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participations in their respective proportions. The Class “A” Debt Certificates were issued for a total face value of 32,120, and the Certificates of Participation were issued for a total face value of 48,947.

On November 7, 2006, in compliance with the trustors’ instructions, Sud Inversiones y Análisis S.A. transferred certain real property to Conjunto los Cerros S.A. The assets transferred are exchanged for liquid funds, which does not imply issuing new certificates of participation or changing those held by Conjunto los Cerros S.A. in the trust.

As per the latest financial statements available issued by the trust, corpus assets amounted to about 62,708.

This trust will end with the full settlement of debt securities, unless the holders of certificates of participation decide to extend it.

h) Tucumán trust

On August 31, 2005, Sud Inversiones y Análisis, in its capacity as trustee, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, and Banco Macro S.A., in its capacity as potential trustor, and the securities holders, in their capacity as beneficiaries, entered into a trust agreement that created the “Tucumán” financial trust, whereby the Trustors assign to the Trust the following debt securities issued by the República trust:

The “Tucumán” trust is aimed at guaranteeing the payment of the certificates of participation issued. Initially, certificates of participation “A” for a total face value of 61,000 and certificates of participation “B” were issued.

On October 26, 2006, the trust agreement was amended to allow the trustee to exercise the right to purchase “A” debt securities in the República trust, as established by Central Bank Resolution No. 333/99.

On the same date, Banco Macro S.A., in its capacity as potential trustor, made a contribution in cash to the trust that was allocated to the acquisition of loans from the Central Bank, related to República trust. As a result of such contribution, Tucumán Trust issued additional certificates of participation “A” in the amount of 70,483; in consequence, the total face value of the certificates of participation “A” issued amounted to 131,483.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

As per the latest financial statements available issued by the trust, (for FY05), corpus assets amounted to about 12,370.

This trust will end with the full settlement of the certificates of participation issued.

i) Puerto Madero Siete trust

On September 27, 2005, Sud Inversiones y Análisis S.A., in its capacity as trustee, certain shareholders of Banco Macro S.A., and others, in their capacity as trustors, and the holders of securities as beneficiaries, entered into a trust agreement to create “Puerto Madero Siete financial trust”, the purpose of which is to purchase real property (Dock 1, East Side of Puerto Madero) and, potentially, other real property to develop a business plan in the Puerto Madero area, City of Buenos Aires.

The trustors assign and transfer to the trustee the following corpus assets:

•	Initial contributions;

•	The additional funds in Argentine pesos and/or foreign currency the beneficiaries may potentially contribute to carry out the business plan; and

•
Any other assets and rights that may be incorporated to the Trust during its performance (the real property, other real property, buildings, facilities and fixtures and any other elements affixed to or planted in the land of the real property or any other real property, any other assets, rights or obligations incorporated into the trust for any reason).

Upon the deposit of the initial and additional contributions, the trustee issued certificates of participation for an equivalent face value, which were originally subscribed by the trustors.

As per the latest financial statements available issued by the trust, corpus assets amounted to about 202,894.

This trust will end 15 years after the creation thereof.

j) TST & AF trust

On November 29, 2005, an agreement was entered into to replace the Trustee of the TST & AF financial trust between Austral Financial LLC (formerly known as Tishman Speyer - Citigroup Alternative Investments and Austral Financial LLC), in its capacity as Trustor, First Trust of New York, National Association, Permanent Representation Office in Argentina, in its capacity as Trustee, Sud Inversiones & Análisis, in its capacity as Substitute Trustee and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust Company Limited, in its capacity as Beneficiaries, whereby the Trustee ratifies its express and irrevocable resignation as trustee, the Beneficiaries ratify the acceptance of the Trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as Substitute Trustee of the Trust.

Sud Inversiones y Análisis S.A. will manage the following assets:

•	The site located at Block 1, “I”, Dock IV, in Puerto Madero, City of Buenos Aires, intended for the construction of a real estate project; and the rights thereon;

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

•	All other assets to be incorporated into the Trust through the subscription of Securities;

•	All improvements, constructions and facilities incorporated to the Project;

•	The rights deriving from the Project contracts;

•	All financial assets held in fiduciary ownership by the Trustee;

•	Such party's rights and obligations regarding the documents listed in the agreement;

•	Name and title to the payments account.

The purpose of the trust is to develop a real estate project and the subsequent sale thereof to settle the debt securities issued.

As per the latest financial statements available issued by the trust, corpus assets amounted to about 77,713.

This trust will end 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

k) CIYPSA trust

On January 26, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Compañía de Inversiones y Participaciones S.A. (CIYPSA)., in its capacity as Trustor and Banco Macro S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called “CIYPSA trust”, the purpose of which is to guarantee the payment of the obligations assumed by the Trustor towards the Beneficiary.

The Trustor transferred to the Trust all rights and actions to which the Trustor is entitled as purchaser under the three Agreements of Sale that the latter entered into on November 18, 2005, whereby First Trust of NY, N.A., in its capacity as Trustee of the “TST & AF financial trust” trust fund sold to the Trustor the real property situated in Manzana 1 I, Lado Este, Dique IV (Block 1, East Side, Dock IV) of the Puerto Madero area in the City of Buenos Aires.

This trust will end with the settlement of the mentioned above obligations.

l) Edificio Torre Olmos trust

On February 1, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Grunhaut Construcciones S.A., in its capacity as Trustor and Nuevo Banco Suquía S.A., in its capacity as Beneficiary, entered into a guarantee trust agreement called “Edificio Torre Olmos trust”, the purpose of which is to guarantee the repayment, when due, of the obligations assumed by the Trustor by virtue of the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust:

•
The real property, including: (i) the receivables and money resulting from the real property insurance; (ii) the right to obtain and use the authorizations and any type of permissions in connection with the real property; and (iii) any price that might be obtained from the sale and/or any other way of legal divestiture of the real property.

•	The rights on construction works; and

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

•
Any other amount the Trustor is entitled to collect: (i) for any reason, item and/or description whatsoever related to and/or derived from, either directly or indirectly, the corpus assets, including commissions, charges and fees; and/or (ii) derived from any activity performed and/or to be performed in connection with the corpus assets.

This trust will end with the settlement of the mentioned above obligations.

m) RETUC 1 trust

On March 31, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, and Banco Macro S.A., in its capacity as Trustor, entered into a Financial Trust Agreement called “RETUC 1”, the purpose of which is to administer and manage the collection of certain receivables transferred by the Trustor. Pursuant to the execution of the agreement and the payment of the initial contribution, valued at 2,000, the Trustee issued, for the same nominal value, a Certificate of Participation No. 1, originally subscribed by the Trustor.

The Trustor assigns and transfers to the Trust:

•	the receivables (to which it assigns a nominal value of 2,000);

•	all rights, actions, claimable interest and expenses and guarantees over the receivables; and

•	the right to receive and collect any and all amounts due from or payable by any person related to the loans.

This trust will end with the full settlement of the trust securities or the depletion of corpus assets.

On April 4, 2007, an amendment to the contract was signed. Such amendment provides that once the trust is liquidated, the trustee will distribute the corpus assets to the beneficiaries/ultimate beneficiary, until the corpus assets are fully liquidated.

n) London trust

On May 23, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, London Supply S.A.C.I.F.I., in its capacity as Trustor and/or Ultimate Beneficiary, and Banco Macro S.A. as Beneficiary, entered into a Trust Agreement called “London guarantee trust”. The purpose of such Trust is to secure the payment of the obligations assumed by the trustor for the loan granted to the beneficiary.

The Trustor assigns and transfers to the Trust:

•	100% of all current and future collection rights for the airport taxes that the trustor is and will be entitled to collect by virtue of the concession contract;

•
all the amounts that the trustor was entitled to collect for any reason, account and/or item related to and/or deriving from airport taxes, either directly or indirectly, including any difference that the trustor may be entitled to collect as a result of an increase in airport taxes and/or any claim made to recognize a quoted price difference, among others, for the conversion into pesos of the airport taxes that were originally denominated in US dollars; and

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

•	all the amounts that the trustor was entitled to collect before the concession grantor for an alleged early termination or concession redemption.

This trust will end with the settlement of the mentioned above obligations.

o) San Vicente trust

On June 28, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Unider Internacional S.A., in its capacity as Trustor, and Banco Macro S.A., in its capacity as Beneficiary, entered into a Guarantee Trust Agreement, the purpose of which is to secure the payment of the obligations assumed by the Trustor by virtue of the agreement to refinance the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust the rights on its shares in Cometrans S.A.

This trust will end with the settlement of the mentioned above obligations.

p) Tawer security agreement and trust assignment

On July 7, 2006, Sud Inversiones y Análisis S.A., as Guarantee Depository and Trustee, Tawer Construcciones S.A., as Grantor and Assignor, and Banco Macro S.A., as Beneficiary, entered into a Security and Trust Assignment Agreement to secure the payment of the obligations assumed by Tawer Construcciones S.A. for the loan granted by the Beneficiary.

Assignor transfers to the trust the shares, the additional shares, the proceeds from shares and the rights to which it is entitled with respect to Sud Inversiones y Análisis S.A. as a result of future contributions, creating a security agreement over them in favor of the Beneficiary.

On October 13, 2006, Tawer Construcciones S.A. settled all the obligations assumed with Banco Macro S.A., for the guarantee of which the referred trust had been created, whereby the first pledge security interest over corpus assets and the trust assignment thereof were liquidated. Administrative proceedings are being carried out to end such trust.

q) Tucumán I financial trust

On July 31, 2006, Sud Inversiones y Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Tucumán I financial trust”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

•	Receivables from the customers involved regarding the construction of a natural gas distribution network for new customers in the city of San Miguel de Tucumán.

•	The funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items

•	Any other asset acquired by the trust under the terms of the agreement.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

This trust will end with the full settlement of the certificates of participation.

r) Altos de la Calera I trust

On August 7, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, Altos de la Calera S.A., in its capacity as Trustor, Nuevo Banco Suquía S.A., in its capacity as Beneficiary, and certain individuals, as Guarantors, entered into a guarantee trust agreement called “Altos de la Calera I guarantee trust”, the purpose of which is to guarantee the payment of the obligations assumed by the Trustor by virtue of the loan granted by the Beneficiary.

The Trustor assigns and transfers to the Trust all the rights and actions to which the Trustor is entitled -and should collect- over the full or outstanding price of agreements of sale of real property, as detailed in the trust agreement.

This trust will end with the settlement of the mentioned above obligations.

s) Madcur Construcciones trust

On September 7, 2006, an agreement was entered into between Madcur Construcciones S.A., as Trustor and Ultimate Beneficiary, Sud Inversiones y Análisis S.A., as Trustee, and Hexagon Bank Argentina S.A., as Beneficiary, whereby the Trustor assigned the following to the trust:

•	Three pieces of real property located in the Rivadavia district in the Province of San Juan.

•	Five pieces of real property located in the Chimbas district in the Province of San Juan.

The purpose of such trust -for the maximum term of one year- is to manage and dispose of corpus assets to settle the "beneficiary’s right". For such purpose, it was determined that the maximum limit of the Beneficiary’s right regarding the corpus assets is the amount of 1,659. Once all expenses have been paid and the Beneficiary’s right has been fully settled, the Trustee will reimburse the remaining funds to the Beneficiary and Ultimate Beneficiary in equal parts.

On November 24, 2006, the Beneficiary exercised the option allowed in the trust agreement to receive corpus assets as full and definitive settlement of its right. On April 11, 2007, the transfer of assets to the beneficiary was carried out. As of the date of these financial statements, the appropriate actions to end the trust are being taken.

t) Racing por Siempre I financial trust

On October 23, 2006, Sud Inversiones y Análisis S.A., as Trustee, and Blanquiceleste S.A., as Contributing Trustor and Contributing Beneficiary, entered into a trust agreement called “Racing por Siempre I financial trust”. The purpose of such Trust is to manage and/or dispose of, under the particular terms of the agreement, the economic rights of professional and/or amateur soccer players, and settle the certificates of participation to be issued.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

The Contributing Trustor assigns and transfers in trust to the Trustee:

•	30% of the economic rights derived from the federative rights to be obtained from transfers of soccer players, contributed to the Trust.

•	The sums of money deposited by the Trustor in trust accounts.

•	The economic income derived from the transfer of the economic rights on soccer players contributed to the Trust in the percentage allocated (30%).

•	The assets and/or rights and/or sums of money contributed by third parties, either natural or artificial persons, nationals or foreigners.

•	The rights to insured amounts on each player agreed with authorized insurance companies, if appropriate. To such end, insurance policies shall be endorsed by the Trustor in favor of the Trustee.

•
The sums of money resulting from the transfer for any reason and/or sale and/or assignment and/or loan, to any natural or artificial person of the economic rights, regardless of whether federative rights are assigned or not.

On December 20, 2006, the certificate of participation was issued for a face value of USD 1,000,000, Blanquiceleste S.A. becoming the contributing beneficiary.

All certificates of participation will be entitled to:

•
Earn interest equal to 180-day LIBOR published by the Central Bank. Interest will be accrued semiannually only for the first two years when the Trust is effective, provided that no income from sales or loans of soccer players is carried.

•	Earn income from the sale and/or loan of soccer players, in proportion to their respective holdings, after deducting the funds to set the reserves provided in the trust agreement.

The Trust will end with the expiration of the 5-year term as from its creation or upon fulfillment of its purpose, whichever first. In addition, the agreement provides the possibility of early termination, fully ratified by the beneficiaries, creditors under security agreements and/or usufructuaries.

u) Casino Club trust

On November 16, 2006, Sud Inversiones y Análisis S.A., in its capacity as Trustee, and Casino Club S.A. and Casino Rosario S.A., in their capacity as trustors, entered into a trust agreement. The trust is called Casino Club trust. Banco Macro S.A. and Nuevo Banco Suquía S.A. are the beneficiaries.

The subject-matter of such agreement is to guarantee the provision and/or restoration of the funds that the beneficiaries should pay or have paid as a result of the surety provided as security for the investment commitment undertaken by the Trustors to carry out the Rosario projects (operation of a casino and hotel).

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

The following collection rights are assigned to the Trust:

•
Casino Club S.A. assigns 100% of the collection rights arising from revenues from operating the game rooms in the interior of Argentina. Additionally, it assigns 60% of the collection rights to which it is entitled for any item to Casino Club S.A. as member of the UTE “Hipódromo Argentino de Palermo S.A. / Casino Club S.A.”, the purpose of which is the operation of games of chance.

•
Casino Rosario S.A. assigns 100% of the collection rights to which it is entitled for any item in its capacity as concessionaire of the Rosario casino operation. Also, it assigns 100% of the collection rights arising from operating the Rosario hotel and the Rosario convention center.

The Trust will end: (i) upon releasing the Beneficiaries from the surety provided; (ii) termination of the surety if beneficiaries had not received any demand for the provision thereof; or (iii) the full payment of surety, whichever later.

v) Gas Salta Saturación I financial trust

On January 12, 2007, Sud Inversiones y Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement. The trust is called “Gas Salta Saturación I financial trust”. The purpose of the trust is to manage the corpus assets detailed below to settle the certificates to be issued:

•	Receivables accrued against customers who joined the financing plan to adapt internal connection facilities to the natural gas service;

•	Cash funds transferred by the Trustee;

•	All funds resulting from converting the abovementioned items into cash, other liquid assets and other assets and any gain from the abovementioned items; and

•	Any other asset acquired by the Trust under the terms of the agreement.

Also, Banco Macro S.A. granted a loan to Gasnor S.A. for the latter to be able to perform works encouraged by the Province of Salta and customers who joined the plan, and to be able to finance customers' participation in the plan. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

This trust will be liquidated primarily in the following cases: (i) full settlement of certificates of participation; and (ii) upon the Beneficiaries’ decision if there are insufficient funds to afford the Trust’s expenses and taxes after the deadline for assigning receivables in trust (April 30, 2009).

w) Fibra Papelera S.A. security and trust assignment

On March 23, 2007, Sud Inversiones y Análisis S.A., as Guarantee Depository and Trustee, Agrotécnica del Sur S.A. and certain individuals as Grantors and Assignors; and Fibra Papelera S.A. and Banco Macro S.A. as Beneficiary, entered into a Security and Trust Assignment Agreement to secure the payment of the obligations assumed by Fibra Papelera S.A. for the loan granted by the Beneficiary.

The grantors transfer to the Trust, the shares, additional shares and the proceeds from shares and create a security agreement over them in favor of the Beneficiary. The security agreement will end once the secured obligations are fully complied with.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

x) Sunny Land S.A. security and trust assignment

On April 04, 2007, Sud Inversiones y Análisis S.A., as Guarantee Depository and Trustee, certain individuals as Grantors and Assignors, Sunny Land S.A. as the company and Banco Macro S.A. as Beneficiary, entered into a Security and Trust Assignment Agreement to secure the payment of the obligations assumed by Transclor S.A. for the loan granted by the Beneficiary.

The assignors transfer to the Trust, the shares, additional shares and the proceeds from shares and create a security agreement over them in favor of the Beneficiary. The security agreement will end once the secured obligations are fully settled.

11.2. Nuevo Banco Suquía S.A.

a)	Hospital Privado trust

On August 31, 1998, a trust assignment agreement was entered into between Hospital Privado Centro Médico de Córdoba S.A. (trustor), International Finance Corporation (beneficiary) and Nuevo Banco Suquía S.A. (trustee). The purpose of such trust is to guarantee all the assignor’s payment obligations as a result of the corporate bond issued and delivered by the latter to International Finance Corporation:

•
The parties involved entered into a “custody and payment agreement”, whereby the trustee shall manage and dispose of the funds deposited in trust accounts under the instructions and for the guarantee of the beneficiary.

•
The rights to earn all the amounts that, for any reason, may be payable by enrollees and statutory health care organizations to Hospital Privado were transferred for tax purposes. It includes funds and the proceeds of all rights, securities and interest previously mentioned and income deriving from the funds deposited.

b)	Sideco trust

On December 07, 2005, a security and trust assignment agreement was entered into among SOCMA and SIDECO (grantors and assignors), Nuevo Banco Suquía S.A. (guarantee trustee) and Banco Macro S.A. (beneficiary) to provide a guarantee regarding the compliance with the payment obligations related to the loan granted by the beneficiary. It was agreed as follows:

•	Grantors created a security agreement over shares.

•	Trustors assigned in favor of beneficiary the trust ownership of shares.

•	SIDECO assigned as guarantee the rights over the agreement to sell of a real property acquired.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

On December 19, 2006, SIDECO settled all the obligations assumed with Banco Macro S.A., under the loan for consumption agreement in guarantee of which the referred trust had been created. On January 11, 2007, the guarantee release agreement was entered into. Administrative proceedings are being carried out to end such trust.

11.3. Nuevo Banco Bisel S.A.

a)	NBB Personales I financial trust

On March 17, 2005, a financial trust called “NBB Personales I” was created between Nuevo Banco Bisel S.A. (trustor) and Rosario Administradora Sociedad Fiduciaria S.A. (trustee), which consists of personal loans generated by the trustor. The trust issued securities for a total face value of Ps. 25,561,608, consisting of Class “A” trust debt securities for a face value of Ps. 20,449,286, Class “B” trust debt securities for a face value of Ps. 2,556,161 and certificate of participation for a face value of Ps. 2,556,161. Each class of trust securities will mature at one hundred eighty days as from the normal maturity of the loan with longer term. Taking into account the experience and knowledge of the portfolios transferred, Nuevo Banco Bisel S.A. was instructed to manage and collect the loans.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

On March 30, 2005, the subscription of trust securities was closed, and 100% of Class “A” trust debt securities and 37.84% of Class “B” trust debt securities were delivered to third parties. The remaining Class “B” securities and all the certificate of participation were subscribed by Nuevo Banco Bisel S.A.

b)	NBB Personales II financial trust

The Board of Directors of Nuevo Banco Bisel S.A., as part of the bank’s participation in the capital market, authorized the issuance of a second series of a financial trust created with personal loans called NBB Personales II, through the creation of financial trusts.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

NBB Personales II financial trust was authorized by the CNV in December 2005 and, on February 28, 2006, the subscription of trust securities was closed and 100% of Class "A" trust debt securities was delivered to third parties.

c)	NBB Agroprendas I financial trust

As stated in note 11.3.b) above, a financial trust called Agroprendas I was created with collateral loans for a total amount of 49,502 divided into Class “A” trust debt securities (VDF A) for an amount of 34,650, Class “B” trust debt securities (VDF B) for an amount of 7,425 and certificates of participation (CP C) amounting to 7,427.

The trust follows the terms under Law No. 24,441, its public offering is authorized by the CNV and its listing is authorized by the Stock Exchange of Rosario.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 30, 2007
(Translation of financial statements originally issued in Spanish - See note 21 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

On October 18, 2005, the subscription of trust securities belonging to Agroprendas I financial trust was closed, delivering 100% of VDF A and 6.2% of VDF B to third parties. Nuevo Banco Bisel S.A. subscribed the remaining VDF B and all the certificates of participation. In November 2005, 59.44% of VDF B still remaining in the bank’s possession was replaced through the secondary market.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See Note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	Holding
	Market value	Book balance
Name		03/31/2007	12/31/2006

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at 2% - Maturity: 2007			92,049
Federal government bonds in pesos - Maturity: 2008	20,503	20,503	500
Federal government bonds in US dollars at LIBOR - Maturity: 2012	187,899	187,899	107,189
Federal government bonds in US dollars at LIBOR - Maturity: 2013	3,613	3,613	4,075
Federal government bonds in pesos – Maturity: 2014	12,230	12,230	11,953
Argentine Government bonds in US dollars at 7% - Maturity: 2011- BONAR V	1,726	1,726	2,128
GDP-related securities in pesos	2,099	2,099	2,337
Consolidation bonds in pesos – Fourth series	474	474	1,971
Consolidation bonds of social security payables in pesos – Third series at 2%	1,383	1,383	523
Discount bonds maturing 2033	19,234	19,234	4,143
Quasi-par securities in pesos – Maturity: 2045			2,920
Secured bonds under Presidential Decree No. 1,579/02	40,147	40,147	36,414
Consolidation bonds – Third series	7,219	7,219
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – Series 1	3,714	3,714	1,905
Treasury Notes maturity 02-15-07			30,851
Consolidation bonds of social security payables in pesos – Fourth Series	2,916	2,916	3,628
Other		1,903	1,479
Subtotal holdings for trading or financial intermediation		305,060	304,065

Unlisted government securities
- Local
Province of Tucumán bonds - Second series in dollars at 9,45%		1,844	169
Federal government bonds in pesos – Maturity: 2013		13,845	13,254
Other		16	18
Subtotal unlisted government securities		15,705	13,441

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills – Listed – Managed Portfolio
Central Bank of Argentina bills in pesos – Maturity: 02/21/07			14,080
Central Bank of Argentina bills in pesos adjusted by CER – Maturity: 01/31/07			18,383
Subtotal Central Bank of Argentina Bills –listed - Managed portfolio			32,463

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 08/15/07	203,870	203,870
Central Bank of Argentina bills in pesos – Maturity: 01/16/08	121,336	121,336
Central Bank of Argentina bills in pesos – Maturity: 05/14/08	8,925	8,925
Central Bank of Argentina bills in pesos – Maturity: 02/11/09	24,675	24,675
Subtotal Central Bank of Argentina Bills – Under repo transactions		358,806

Subtotal instruments issued by the Central Bank of Argentina		358,806	32,463

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Translation of financial statements originally issued in Spanish -
See Note 21 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	Holding
	Market value	Book balance
Name		03/31/2007	12/31/2006

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Contd.)		358,806	32,463

Central Bank of Argentina notes - Listed - Managed portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07	270,372	270,372	122,526
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/21/07	297,522	297,522	220,545
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	341,076	341,076	156,489
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	318,366	318,366	229,068
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08	125,522	125,522	91,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08	114,372	114,372	134,197
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08	170,218	170,218	117,534
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08	151,042	151,042	89,131
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	47,297	47,297	144,443
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	289,595	289,595	101,544
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	55,755	55,755	143,290
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	79,733	79,733	168,053
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	184,703	184,703
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/11/09	216,510	216,510
Other		225,478	324,434
Subtotal Central Bank of Argentina notes - Listed - Managed portfolio		2,887,561	2,042,424

Central Bank of Argentina Notes – Under repo transactions

Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/19/07	118,785	118,785	273,762
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08	97,261	97,261	93,376
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	143,947	143,947	30,832
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	30,645	30,645	106,018
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	103,250	103,250
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	114,430	114,430
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	91,980	91,980
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/30/07			142,230
Other		50,815	65,914
Subtotal Central Bank of Argentina Notes – Under repo transactions		751,113	712,132
Total instruments issued by the Central Bank of Argentina		3,997,480	2,787,019
Total government securities		4,318,245	3,104,525

INVESTMENTS IN LISTED PRIVATE SECURITIES

Corporate Bonds - Bank Austria Creditanstalt		43,926	833
Corporate Bonds - Erste Bank ECP		30,614	26,012
Corporate Bonds - GE		21,600	2,582
Frankling Templeton Funds		15,886
Mutual Funds - Columbia Strategic		15,504	15,348
Mutual Funds - PIONERO PESOS		10,653	4,091
Corporate Bonds - Petrobras Energía S.A. (the former Pecom S.A.)		6,361	13,094
Commercial Paper - UBS Financial			30,717
Other		22,910	25,782
Total Investments in listed private securities		167,454	118,459
Total government and private securities (1)		4,485,699	3,222,984

(1) As of March 31, 2007 and December 31, 2006, the Bank booked allowances for impairment in value amounting to 29.

Jorge H. Brito
 Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:	July 23, 2007

MACRO BANK INC.

By: /s/ Luis Cerolini
Name: Luis Cerolini
Title: Attorney-in-fact